SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JUNE 13 , 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: March 31, 2006

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY’S NAME BRASIL TELECOM S.A.	3 - CNPJ - TAXPAYER REGISTER 76.535.764/0001-43
4 – NIRE 5.330.000.622.9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 – MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 – FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME CHARLES LAGANÁ PUTZ
2 - FULL ADDRESS SIA/SUL - ASP - LOTE D- BL A – 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1440	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 3415-1315	14 - FAX -	15 - FAX -
15 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	1	01/01/2006	03/31/2006	4	10/01/2005	12/31/2005
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDAO SIMURRO					12 - CPF – TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 03/31/2006	2 - PRIOR QUARTER 12/31/2005	3 - SAME QUARTER OF PRIOR YEAR 03/31/2005
ISSUED CAPITAL
1 – COMMON	249,597,050	249,597,050	249,597,050
2 – PREFERRED	305,701,231	305,701,231	305,701,231
3 – TOTAL	555,298,281	555,298,281	555,298,281
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,678,100	13,679,382	13,679,382
6 – TOTAL	13,678,100	13,679,382	13,679,382

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	12/30/2005	Interest on shareholders’equity	01/14/2006	Common	0.0006064042
02	RCA	12/30/2005	Interest on shareholders’equity	01/14/2006	Preferred	0.0006064042

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - VALUE OF CHANGE (In R$ thousand)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (In R$ thousand)	7 - SHARE PRICE ON ISSUANCE DATE (In R$)

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 05/12/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005
1	TOTAL ASSETS	13,964,376	14,969,146
1.01	CURRENT ASSETS	3,834,060	4,552,814
1.01.01	CASH AND CASH EQUIVALENTS	705,735	1,479,040
1.01.02	CREDITS	1,963,842	1,939,589
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,963,842	1,939,589
1.01.03	INVENTORIES	4,474	4,977
1.01.04	OTHER	1,160,009	1,129,208
1.01.04.01	LOANS AND FINANCING	5,732	3,873
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	910,792	970,189
1.01.04.03	JUDICIAL DEPOSITS	32,736	30,858
1.01.04.04	CONTRACTUAL RETENTIONS	91,439	0
1.01.04.05	OTHER ASSETS	119,310	124,288
1.02	LONG-TERM ASSETS	936,765	955,527
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	936,765	955,527
1.02.03.01	LOANS AND FINANCING	3,300	5,211
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	734,570	759,637
1.02.03.03	INCOME SECURITIES	589	502
1.02.03.04	JUDICIAL DEPOSITS	143,945	135,205
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	54,361	54,972
1.03	PERMANENT ASSETS	9,193,551	9,460,805
1.03.01	INVESTMENTS	2,563,198	2,481,988
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	2,435,848	2,348,514
1.03.01.03	OTHER INVESTMENTS	127,346	133,470
1.03.02	PROPERTY, PLANT AND EQUIPMENT	6,142,469	6,523,613
1.03.03	DEFERRED CHARGES	487,884	455,204

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005
2	TOTAL LIABILITIES	13,964,376	14,969,146
2.01	CURRENT LIABILITIES	3,971,685	4,607,415
2.01.01	LOANS AND FINANCING	968,569	880,891
2.01.02	DEBENTURES	554,115	608,226
2.01.03	SUPPLIERS	1,065,462	1,264,665
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	818,877	892,165
2.01.04.01	INDIRECT TAXES	752,769	705,383
2.01.04.02	TAXES ON INCOME	66,108	186,782
2.01.05	DIVIDENDS PAYABLE	61,109	376,579
2.01.06	PROVISIONS	229,705	249,453
2.01.06.01	PROVISIONS FOR CONTINGENCIES	184,949	203,958
2.01.06.02	PROVISIONS FOR PENSION PLAN	44,756	45,495
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	273,848	335,436
2.01.08.01	PAYROLL AND SOCIAL CHARGES	60,942	60,324
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	92,668	137,580
2.01.08.03	EMPLOYEE PROFIT SHARING	23,977	54,149
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	17,043	0
2.01.08.05	OTHER LIABILITIES	79,218	83,383
2.02	LONG-TERM LIABILITIES	4,485,711	4,859,602
2.02.01	LOANS AND FINANCING	2,587,545	2,879,653
2.02.02	DEBENTURES	500,000	500,000
2.02.03	PROVISIONS	1,081,164	1,123,317
2.02.03.01	PROVISIONS FOR CONTINGENCIES	402,298	421,695
2.02.03.02	PROVISIONS FOR PENSION PLAN	660,321	682,594
2.02.03.03	PROVISIONS FOR LOSS WITH SUBSIDIARIES	18,545	19,028
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	317,002	356,632
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	21,999	21,319
2.02.05.03	INDIRECT TAXES	254,313	290,712
2.02.05.04	TAXES ON INCOME	4,524	8,872
2.02.05.05	OTHER LIABILITIES	28,192	27,755
2.02.05.06	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	5,350	5,522
2.05	SHAREHOLDERS’ EQUITY	5,501,630	5,496,607
2.05.01	CAPITAL	3,435,788	3,435,788
2.05.02	CAPITAL RESERVES	1,362,897	1,362,890
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	59,007
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,551

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	415,273	410,257

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 TO 03/31/2006	4 - 01/01/2006 TO 03/31/2006	5 – 01/01/2005 TO 03/31/2005	6 - 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,349,862	3,349,862	3,250,369	3,250,369
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,051,330)	(1,051,330)	(942,247)	(942,247)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,298,532	2,298,532	2,308,122	2,308,122
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,421,668)	(1,421,668)	(1,404,840)	(1,404,840)
3.05	GROSS PROFIT	876,864	876,864	903,282	903,282
3.06	OPERATING EXPENSES/REVENUES	(804,044)	(804,044)	(787,231)	(787,231)
3.06.01	SELLING EXPENSES	(284,788)	(284,788)	(284,024)	(284,024)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(264,854)	(264,854)	(255,850)	(255,850)
3.06.03	FINANCIAL	(106,316)	(106,316)	(118,345)	(118,345)
3.06.03.01	FINANCIAL INCOME	58,325	58,325	132,269	132,269
3.06.03.02	FINANCIAL EXPENSES	(164,641)	(164,641)	(250,614)	(250,614)
3.06.04	OTHER OPERATING INCOME	79,439	79,439	80,203	80,203
3.06.05	OTHER OPERATING EXPENSES	(115,350)	(115,350)	(85,146)	(85,146)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	(112,175)	(112,175)	(124,069)	(124,069)
3.07	OPERATING INCOME	72,820	72,820	116,051	116,051
3.08	NON-OPERATING INCOME	(3,336)	(3,336)	(33,463)	(33,463)
3.08.01	REVENUES	4,767	4,767	12,115	12,115
3.08.02	EXPENSES	(8,103)	(8,103)	(45,578)	(45,578)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	69,484	69,484	82,588	82,588
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(64,468)	(64,468)	(79,784)	(79,784)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 TO 03/31/2006	4 - 01/01/2006 TO 03/31/2006	5 – 01/01/2005 TO 03/31/2005	6 - 01/01/2005 TO 03/31/2005
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	0	0	0	0
3.15	INCOME (LOSS) FOR THE PERIOD	5,016	5,016	2,804	2,804
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY(THOUSAND)	541,620,181	541,620,181	541,618,899	541,618,899
	EARNINGS PER SHARE	0.00001	0.00001	0.00001	0.00001
	LOSS PER SHARE

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01-NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS
AS OF 03/31/2006

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distances.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in the Regions I, II and III, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s business, as well as the rendered services and the charged fees are regulated by ANATEL.

New concession agreements under the modalities of local and long distance services came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universal service targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group (State-owned holding company of the telecommunication segment).

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates level 1 of Corporate Governance, and trades its American Depositary Receipts - ADRs on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to assist the same coverage area where the Company operates with STFC.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which since 2002 provides Internet services and correlated activities.

BrTI, on the other hand, has the control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised of the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”)
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): BrTI exercises direct control and total control jointly with BrT CSH.
  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. (“BrT SCS Bermuda”): it is also an integral part of the Companies BrT Cabos Submarinos, and BrTI maintains a minority interest, however it is ensured the indirect control once the majority control belongs to the Company. On its turn, BrT SCS Bermuda holds the total shares of Brasil Telecom of America Inc. and Brasil Telecom de Venezuela, S.A.
(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator. They are represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

IG Companies

IG Companies have operations based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render value added services related to broadband access to its portal and web page hosting and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control, of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital. On the quarter closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding which, in its turn, have control of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

c) MTH Ventures do Brasil Ltda. (“MTH”): The Company holds 100% of the capital of MTH, a holding company which has 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d) Vant Telecomunicações S.A. (“VANT”): Corporation that the Company acquires the total capital stock. VANT is a service provider of corporate network services which operates throughout Brazil, and is present in the main Brazilian state capitals, offering voice and data products.

e) Other Service Provider Companies

The Company is the holder of 100% of the capital stock of the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the quarter closing date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

Change in the Management

On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of the Company’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August, 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the Board of Directors members of the Company were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of the Company in meeting held on October 5, 2005.

The process to change the management of Brasil Telecom Participações S.A. and the Company was litigious, according to various material facts published by the Company during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The actual management of Brasil Telecom Participações S.A. and of the Company understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business. TIMI and TIMB sent to the Company and to Brt Celular a correspondence dated as of May 2, 2006, terminating unilaterally the referred “Merger Agreement”, reserving supposed rights.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Aiming at providing a better comparison between the data presented in the quarterly information, an identical reclassification of balances belonging to 2005 was promoted, as well as of the amounts referring to the cash flow.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:
  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;
  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and
  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.
Supplementary Information

The Company is presenting as supplementary information the statements of cash flows, which were prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. The statement of cash flow is shown together with Note 17.

Report per Segment

The Company is presenting, supplementary to note 42, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to different risks and compensations different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on March 31, 2006.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the closing dates of the quarters. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation to consolidated statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records the adjustments for the trading prices held as of the quarter closing date, in the cases in which the acquisitions presented higher values.

d. Investments: Investments in subsidiaries are assessed using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 27.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 28. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in the CVM Instruction 371/02.

h. Loans and Financing: These are updated for monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

l. Financial Income (Expense), Net: Financial income comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period from the beginning of the operations.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

o. Profit Sharing: The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

p. Earnings or losses per thousand shares: Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under normal prices and market conditions. The main transactions are:

Brasil Telecom Participações S.A.

Loans with the Parent Company: Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$ 51,137 (R$ 58,798 as of December 31, 2005). The financial gain recognized against the result in the quarter, due to the drop of the U.S. dollar was R$ 3,926 (R$ 554 of financial loss in 2005).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures at the unit price of R$ 1,000 non-convertible or exchangeable for any type of share, totaling R$ 1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the parent company Brasil Telecom Participações S.A. The balance of the debentures par value will be amortized in a remaining installment, equivalent to 40% of issuance, with maturity term on July 27, 2006. The debentures remuneration is equivalent to 100% of the CDI, paid semiannually. The balance of this liability is R$ 534,070 (R$ 560,459 on December 31, 2005) and the charges recognized in the income on the quarter represented R$ 21,362 (R$ 37,313 in 2005).

Sureties and Guarantees: (i) The Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. In this first quarter of 2006, referring to the guarantee benefit, the Company recorded expenses in favor of the Parent Company at the amount of R$ 581 (R$ 1,055 in 2005); and (ii) the Parent Company renders surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$ 220,305 (R$ 217,142 in 2005). In the quarter, in return to such surety, the Company registered an operating expense of R$ 66 (R$ 65 in 2005).

Revenues and Accounts Payable: arising from transactions related to share of resources. The balance payable is R$ 381 (R$ 54 receivable on 12/31/05) and the amounts recorded in income on the quarter comprises operating revenues of R$ 337 (R$ 1,056 in 2005).

BrT Serviços de Internet S.A.

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$ 13,710 (R$ 23,126 receivable on 12/31/05). The amounts recorded in income on the quarter represented R$ 9,772 of the operating revenues (R$ 15,618 in 2005) and R$ 15,712 of operating expenses (R$ 39,381 in 2005).

14 Brasil Telecom Celular S.A.

Amounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$ 2,176 (R$ 1,680 receivable, on 12/31/05). The amounts recorded in income on the quarter represented R$ 45,727 of the operating revenues (R$ 40,310 in 2005) and R$ 87,849 of operating expenses (R$ 35,567 in 2005).

Vant Telecomunicações S.A.

Accounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services and acquisitions of property, plant and equipment. The balance payable is R$ 3,443 (R$ 320 payable on 12/31/05) and the amounts recorded in income in the quarter represented R$ 1,239 of operating revenues (R$ 262 in 2005) and R$ 490 of operating expenses (R$ 520 in 2005).

BrT SCS Bermuda

Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$ 197 (R$ 201 on 12/31/05). The amounts accounted against the result in the quarter represented R$ 44 of operating revenues. In the first quarter of 2005 a financial revenue of R$ 189 was recorded, resulting from a loan agreement released in the same period.

Freelance S.A.

Accounts Payable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The payable balance amounts is R$ 311 (R$ 769 receivable on 12/31/05). The amounts accounted against the result in the quarter represented R$ 982 of operating revenues (R$ 52 in 2005) and R$ 2,062 of operating expenses.

IG Brasil

Accounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$ 76 (R$ 733 on 12/31/05). The amounts accounted in the income on the quarter are represented by R$ 1,014 of operating revenues (R$ 2,003 in 2005) and operating expenses R$ 360.

BrT Multimídia

Accounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$ 7,067 (R$ 10,772 payable on 12/31/05). The amounts recorded in income on the quarter represented Operating Revenues of R$ 126 (R$ 22 in 2005) and Operating Expenses of R$ 4,953 (R$ 19,504 in 2005).

Other Related Parties Transactions

Due to the existence of common partners in the control chain of the Company and the Companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

The Company and Telemig Celular maintain agreements related to the operations of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount receivable, resulting from these contracts and agreements is R$ 3,849 (R$ 4,228 on 12/31/05). The amounts recorded in the result in the quarter are represented by operating expenses of R$ 9,973 (R$ 14,696 in 2005) and operating revenues of R$ 76 in the first quarter of 2005.

Amazônia Celular

The Company and Amazônia Celular maintain an agreement concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount receivable, resulting from these contracts and agreements is R$ 1,376 (R$ 258 on 12/31/05). The amounts recorded in the result in the quarter are represented by operating expenses of R$ 2,632 (R$ 5,077 in 2005).

TIM Celular

The Company and TIM’s cell phone companies maintain agreements concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$ 46,715 (R$ 38,296 on 12/31/05). The amounts recorded in the result in the quarter are represented by operating revenues of R$ 34,663 and operating expenses of R$ 129,272.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and valuation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. The Company’s default on the quarter was 2.96% of the gross revenue (2.94% in 2005). For the Consolidated it was 3.09% and 3.02%, respectively. By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintain an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the quarter was 33.4% (31.3% on 12/31/05), the receivable accounts are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 22.6% (23.3% on 12/31/05) of the total liabilities of loans and consolidated financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 67.9% (66% on 12/31/05) is covered by hedge operations and financial investments in foreign currency, resulting in an effective exposition of 11.9% . Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Until the end of the quarter, the negative adjustments of these operations amounted to R$ 64,517 (R$ 47,771 of negative adjustments in 2005).
Net exposure as per book and market values, at the exchange rate prevailing on the quarter closing date, is as follows:

PARENT COMPANY
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	938,872	983,388	1,040,800	1,086,134
Hedge Contracts	366,110	364,009	311,469	301,119
Total	1,304,982	1,347,397	1,352,269	1,387,253
Current	183,368	183,662	125,690	126,588
Long-term	1,121,614	1,163,735	1,226,579	1,260,665

CONSOLIDATED
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	960,487	1,005,003	1,064,090	1,109,424
Hedge Contracts	366,110	364,009	311,469	301,119
Total	1,326,597	1,369,012	1,375,559	1,410,543
Current	183,368	183,662	125,690	126,588
Long-term	1,143,229	1,185,350	1,249,869	1,283,955

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force in the quarter date.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Certificate of Deposits (CDBs) with Banco de Brasília S.A. related to the guarantee to tax incentive granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

These assets are represented in the balance sheet as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	03/31/06	12/31/05	03/31/06	12/31/05
Assets
Loans subject to:
IGP-DI	7,792	7,747	7,865	7,836
IPA-OG Column 27 (FGV)	1,240	1,337	1,240	1,337
Securities subject to:
SELIC rate	589	502	2,788	2,604
Total	9,621	9,586	11,893	11,777
Current	5,732	3,873	5,805	3,962
Long-term	3,889	5,713	6,088	7,815

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI IGP-M and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 20.4% (22.7% on 12/31/05) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated with this liability results from the possible increase of the rate.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,949,789	1,951,866	2,076,211	2,077,094
Debentures – CDI	1,054,115	1,084,238	1,108,226	1,100,815
Loans subject to UMBNDES	246,107	246,932	272,601	273,318
Hedge without loans subject to UMBNDES	37,296	29,913	37,630	27,462
Loans subject to IGPM	4,990	4,990	8,158	8,158
Loans subject to IGP/DI	3,683	3,683	3,145	3,145
Other loans	9,267	9,267	10,530	10,531
Total	3,305,247	3,330,889	3,516,501	3,500,523
Current	1,339,316	1,338,928	1,363,427	1,360,208
Long-term	1,965,931	1,991,961	2,153,074	2,140,315

CONSOLIDATED
	03/31/06		12/31/05
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,949,789	1,951,866	2,076,211	2,077,094
Debentures – CDI	1,054,115	1,084,238	1,108,226	1,100,815
Loans subject to UMBNDES	246,107	246,932	272,601	273,318
Hedge on loans subject to UMBNDES	37,296	29,914	37,630	27,462
Loans subject to IGP/DI	21,374	21,374	19,310	19,310
Loans subject to IGPM	4,990	4,990	8,158	8,158
Other loans	9,267	9,267	10,530	10,530
Total	3,322,938	3,348,581	3,532,666	3,516,687
Current	1,339,413	1,339,025	1,363,694	1,360,475
Long-term	1,983,525	2,009,556	2,168,972	2,156,212

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d.           Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Thus, a risk arises, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

e.           Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f.           Risks Related to Investments

The Company has investments, which are assessed through the equity method and the acquisition cost. The investments assessed by the equity method are presented in Note 26, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

On the quarter closing date, an allowance for losses was recorded at the amount of R$ 18,545 (R$ 19,028 on 12/31/05) related to VANT’s unsecured liability.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g.           Financial Investments Risks

The company has temporary high-liquid investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, all subject to CDI, by means of the own backing of these securities or through futures contracts traded at the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIFs), subject toexchange variation through futures contracts in dollar with the Futures and Commodities Exchange -BM&F, overnight financial investments, in own portfolio of CDB issued by national financial institutions, and own portfolio of CD issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The CDB investments, as well as overnight investments that have spread in this type of certificate, are subject to the issuing financial institution credit risk.

The Company maintains financial investments at the amount of R$ 698,120 (R$ 1,428,587 on 12/31/05). Income earned to the quarter closing date is recorded as financial revenue and amounts to R$ 27,949 (R$ 53,239 in 2005). Amounts recognized in the consolidated financial statements are R$ 825,878 (R$ 1,667,009 on 12/31/05), related to investments, and R$ 36,598 (R$ 59,693 in 2005), related to earnings.

h.           Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in the Note 34, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain minimum amounts for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and other.

Considering the provisions recognized in the financial statements of the fiscal year ended on 12/31/05, provisions of which informed to the market by means of the Material Fact as of 1/4/06, the Company renegotiated, in February 2006, all the loan and hedge agreements that had financial covenants related to the Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA and, in the case of BNDES, the negotiations are still ongoing, aiming at the adequacy of these covenants.

As set forth in the financing agreements maintained with BNDES, the Company must comply with a set of financial indices and in the event of non-compliance with some of these indices, BNDES is allowed to request the temporary block of amounts, given as guarantee in a linked account. In view of the non-compliance with this clause, the total estimated retention amount is approximately R$ 247,442, made operational through the partial block of the Company’s financial investments, without prejudice of the remuneration to be received by it. After the end of the quarter, blocks in the investment fund in the amount of R$ 91,439 (R$ 191,439 for the Consolidated) took place, which were reclassified for the item of contractual retentions, mentioned in note 24, for purposes of presentation of this quarterly information. The release of the blocked amounts will take place when the Company returns to complying with the financial relations set forth in the agreements or it is successful in the adequacy of financial covenants negotiated. BNDES granted a renouncement in relation to the possible declaration of early maturity in view of the new non-compliance with the financial indices.

i.           Regulatory Risks

New Concession Agreements

On 12/22/05, new local and domestic long distance concession agreements were entered into by Brasil Telecom S.A., which shall be take effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment incurs on 4/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/6/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, on the date this quarterly information was prepared, the future impacts to be generated by such regulation change.

Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, as of 7/16/97, whose content is essentially to enable the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitate the access to telecommunications services publicly provided.

Due to the lack of objective elements it is not possible to evaluate, on the date of the preparation of this quarterly information, the future impacts which will be produced in the Company’s businesses, if the referred legislative bill is approved at the Brazilian Congress.

Overlapping of Licenses

When the Company received the certification for achieving the universalization targets for 2003, set forth by ANATEL, it already provided the fixed telephony service (“STFC”) in the local and domestic long distance modalities (“LDN”) intra-regional in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect controlling interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect controlling interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see Note 42) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL. On the other hand, it is also possible that corporate agreements as of April 28, 2005 are declared null and void by courts or arbitration, which would remove TII from the control block of Brasil Telecom group, eliminating the overlapping of concessions and consequently, the regulatory risk. Nevertheless, at this moment, it is not possible to anticipate such legal developments and their future effects on the financial statements.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on final decision of ANATEL, these sanctions may have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

Regarding the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Company disclosed material fact about this matter on March 16, 2006.

TII and TIM sent to the Company and to BrT Celular a correspondence dated as of May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed rights. The Company published a material fact about it on May 2, 2006.

6.           BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a.           Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) Fundação de Seguridade Social (SISTEL), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, has been rendering management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while Fundação 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, this plan, concerning the defined contribution, started being offered as of March 2005. TCSPREV currently provides assistance to nearly 62.5% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$ 19,520.40 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. Until the quarter, contributions by the sponsor to the TCSPREV group represented 5.03% of the payroll of the plan participants. For employees, the contributions represented 4.90% .

The contributions of the party-company in the quarter were R$ 4,206 (R$ 3,750 in 2005).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)

Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, merged into TCSPREV on 12/31/01 and for the participants of PBS’s defined benefit plans sponsored by other companies. According to a legal and actuarial appraisal, the Company’s responsibility is exclusively limited to future contributions. During 2004, an optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/05, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
This plan is sponsored by contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PCE are also carried out.

The contributions to PAMA, in the part attributed to the Sponsor, in the quarter were R$ 37 (R$ 29 in 2005).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 33.2% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.1% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$ 20,193.00 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions on the quarter represented 8.41% of the payroll of the plan participants, whilst the employee contribution was 4.83% .

The contributions of the party-company in the quarter were R$ 3,420 (R$ 2,252 in 2005).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor on the quarter was of 4.13% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate on the quarter was 4.13% . With the Alternativo Plan - Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor in the quarter were R$ 4 (R$ 4 in 2005.)

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. Of the maximum period established, 15 years and 9 months still remain for complete settlement, and in the quarter the amount of R$ 34,179 (R$ 25,440 in 2005) was amortized.

b.           Stock option plan for management and employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A
This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Until March 31, 2006, no option had been granted.

Program B
The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Until March 31, 2006, options were not granted.

Information related to the general plan to grant call options is summarized below:

	03/31/2006
	Preferred stock options (thousand)	Average exercise price R$
Balance on 12/31/05	410,737	13.00
Extinguished Options	81,779	13.00
Balance on 03/31/06	328,958	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares is 0.06% (0.08% on December 31, 2005).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black & Scholes method, would be R$ 527 (R$ 390 in 2005).

c.           Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7.           PROVISIONS FOR CONTINGENCIES

a.           Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual or procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/06	12/31/05	03/31/06	12/31/05
Provisions	964,467	979,621	992,255	1,004,359
Labor	540,605	564,129	544,663	567,273
Tax	135,516	142,143	155,193	161,068
Civil	288,346	273,349	292,399	276,018
Linked Judicial Deposits	(377,220)	(353,968)	(378,032)	(354,630)
Labor	(317,525)	(332,125)	(318,067)	(332,540)
Tax	(1,376)	(1,281)	(1,376)	(1,281)
Civil	(58,319)	(20,562)	(58,589)	(20,809)
Total Provisions, Net of Judicial Deposits	587,247	625,653	614,223	649,729
Current	184,949	203,958	201,701	219,639
Long-term	402,298	421,695	412,522	430,090

Labor

The variations which took place in the current year, until the quarter closing date, are the following:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/05	564,129	567,273
Variations to the Result	29,312	30,281
Monetary Restatement	17,222	17,344
Revaluation of Contingent Risks	9,075	9,731
Provision of New Shares	3,015	3,206
Payments	(52,836)	(52,891)
Subtotal I (Provisions)	540,605	544,663
Linked Judicial Deposits on 12/31/05	(332,125)	(332,540)
Variations of Judicial Deposits	14,600	14,473
Subtotal II (Judicial Deposits)	(317,525)	(318,067)
Balance on 03/31/06, Net of Judicial Deposits	223,080	226,596

The main objects that affect the provisions for labor claims are the following:

(i)	Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii)	Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)	Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii)	Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	142,143	161,068
Variations to the Result	12,327	13,079
Monetary Restatement	3,833	4,572
Revaluation of Contingent Risks	5,946	5,860
Provision of New Shares	2,548	2,647
Payments	(18,954)	(18,954)
Subtotal I (Provisions)	135,516	155,193
Linked Judicial Deposits on 12/31/05	(1,281)	(1,281)
Variations of Judicial Deposits	(95)	(95)
Subtotal II (Judicial Deposits)	(1,376)	(1,376)
Balance on 03/31/06, Net of Judicial Deposits	134,140	153,817

The other main provisioned lawsuits refer to the following controversies:

(i)	Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)	Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	273,349	276,018
Variations to the Result	30,122	31,740
Monetary Restatement	5,153	5,211
Revaluation of Contingent Risks	9,924	10,399
Provision of New Shares	15,045	16,130
Payments	(15,125)	(15,359)
Subtotal I (Provisions)	288,346	292,399
Linked Judicial Deposits on 12/31/05	(20,562)	(20,809)
Variations of Judicial Deposits	(37,757)	(37,780)
Subtotal II (Judicial Deposits)	(58,319)	(58,589)
Balance on 03/31/06, Net of Judicial Deposits	230,027	233,810

The lawsuits provided for are the following:

(i)	Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)	Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)	Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/06	12/31/05	03/31/06	12/31/05
Labor	433,973	413,729	437,706	419,169
Tax	2,251,432	2,130,131	2,298,453	2,175,323
Civil	498,320	1,751,491	527,206	1,779,336
Total	3,183,725	4,295,351	3,263,365	4,373,828

Labor

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	413,729	419,169
Monetary Restatement	14,381	14,517
Revaluation of Contingent Risks	(4,645)	(6,627)
New Shares	10,508	10,647
Amount estimated on 03/31/06	433,973	437,706

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	2,130,131	2,175,323
Monetary Restatement	78,795	80,577
Revaluation of Contingent Risks	(137,092)	(137,092)
New Shares	179,598	179,645
Amount estimated on 03/31/06	2,251,432	2,298,453

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary owed by the company as example of the reclassifications mentioned in the previous paragraph;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)	The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the understanding of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	1,751,491	1,779,336
Monetary Restatement	9,469	9,757
Revaluation of Contingent Risks	(1,375,522)	(1,376,655)
New Shares	112,882	114,768
Amount estimated on 03/31/06	498,320	527,206

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

During the quarter these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount;

(ii)	Lawsuit for damages and consumer; and

(iii)
Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies for Remote Risk

In addition to the claims mentioned, there are other contingencies considered of a remote risk, whose amounts are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	03/31/06	12/31/05	03/31/06	12/31/05
Labor	180,807	166,119	182,817	166,755
Tax	422,345	647,778	453,978	676,877
Civil	285,595	406,242	286,027	406,942
Total	888,747	1,220,139	922,822	1,250,574

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling R$ 550,729 (R$ 620,739 on 12/31/05). The maturity of these agreements if undetermined and the respective charges vary from 0.50% to 2.00% p.a., representing an average rate of 0.89% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$ 555,749 (R$ 625,759 on 12/31/05), and the charges vary from 0.50% to 2.00% p.a., resulting in a rate equivalent to 0.89% p.a.

Judicial deposits related to contingencies of probable and remote risk of loss are described in Note 23.

b. Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers, the assessment of success in future filing of appeals is assessed as probable:

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. The amount estimated recoverable is R$ 125,212 (R$ 116,220 in 12/31/05). In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law.

The Company is awaiting the judgments of lawsuits and did not recognize the amount attributed to outstanding contingency in the financial statements

8.           SHAREHOLDERS’ EQUITY

a.           Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of five hundred and sixty billion (560,000,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$ 3,435,788 (R$ 3,435,788 as of 12/31/05) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total of Shares		Shares held in Treasury		Outstanding Shares
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	305,701,231	305,701,231	13,678,100	13,679,382	292,023,131	292,021,849
TOTAL	555,298,281	555,298,281	13,678,100	13,679,382	541,620,181	541,618,899

	03/31/06	12/31/05
Book Value per thousand Outstanding Shares (R$)	10.16	10.15

In the calculation of the book value the preferred shares held in treasury were deducted.

b.           Treasury Stock

Transactions related to treasury stock are derived from the following events:

Merger

Until 12/31/05, the Company held in treasury preferred stocks acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has outstanding shares to comply with judicial rules, resulting from ownership claims of the subscribers derived from the merged company. The amount originally paid was considered a cost of replacement, according to the control made by the Company.

The movement of treasury stock derived from the merged company was the following:

	03/31/06		12/31/05
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	1,282	30	1,282	30
Quantity of shares being traded again on the market	(1,282)	(30)	-	-
Closing balance in the year	-	-	1,282	30

The retained earnings account represented the origin of the funds invested in the acquisition of these treasury stocks.

Stock Repurchase Program – Years from 2002 to 2004

Shares resulting from buyback programs are held in treasury, and on 9/13/04 a material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale, under the following terms and conditions: (i) the premium account in the share subscription represented the origin of the funds invested in the purchase of shares; (ii) the authorized quantity for the purchase of own preferred shares for being held in treasury was limited to 10% of outstanding preferred shares; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

The quantity of treasury stocks arising from the programs for repurchase of shares was the following:

	03/31/06		12/31/05
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	13,678,100	154,692	8,105,600	92,420
Shares acquired	-	-	5,572,500	62,272
Closing balance in the year	13,678,100	154,692	13,678,100	154,692

Unit historical cost in the acquisition of shares held in treasury (R$)	03/31/06	12/31/05
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	03/31/06	12/31/05
Number of preferred shares held in treasury (thousands of shares)	13,678,100	13,679,382
Quotation per thousand shares on BOVESPA (R$)	10.20	10.05
Market value	139,517	137,478

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the buyback, and are presented as follows:

	Premium on Subscription of Shares		Other Capital Reserves		Retained Earnings
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Account Balance of Reserves	434,647	434,647	123,334	123,334	415,273	410,287
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)	-	(30)
Balance, Net of Treasury Stocks	334,825	334,825	68,464	68,464	415,273	410,257

c.           Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d.           Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law 6404/76, or by the recording of adjustments from prior years, if applicable.

e.           Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

9.           OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05

Fixed Telephony Service

Local Service	1,772,319	1,735,334	1,769,083	1,735,014
Activation fees	4,182	7,754	4,181	7,754
Subscription	893,401	851,473	893,327	851,463
Measured service charges	358,714	340,655	355,601	340,424
Mobile Fixed - VC1	503,505	516,033	503,463	515,955
Rent	318	352	316	351
Other	12,199	19,067	12,195	19,067

Long Distance Service	705,860	755,148	703,873	755,101
Intra-Sectorial Fixed	230,088	248,269	230,070	248,248
Intra-Regional Fixed (Inter-Sectorial)	82,166	99,086	82,154	99,114
Fixed Inter Regional	69,797	70,122	69,785	70,108
VC2	168,639	191,697	167,520	191,692
Fixed Origin	70,246	75,454	70,236	75,449
Mobile Origin	98,393	116,243	97,284	116,243
VC3	142,467	130,923	141,642	130,890
Fixed Origin	58,841	52,458	58,823	52,426
Mobile Origin	83,626	78,465	82,819	78,464
International	12,703	15,051	12,702	15,049

Interconnection	119,807	186,355	108,502	164,639
Fixed x Fixed	71,716	101,006	71,691	101,004
Mobile x Fixed	48,091	85,349	36,811	63,635

Lease of Means	103,967	80,579	82,969	65,932
Public Telephony Service	127,865	86,930	127,865	86,919
Supplementary Services, Intelligent Network and Advanced Telephony	86,217	83,162	86,151	83,076
Other	10,821	10,757	10,433	10,408

Total of Fixed Telephony Service	2,926,856	2,938,265	2,888,876	2,901,089

Mobile Telephony Service

Telephony	-	-	172,928	99,612
Subscription	-	-	57,841	34,601
Utilization	-	-	80,949	57,412
Roaming	-	-	3,461	719
Interconnection	-	-	26,106	6,384
Other Services	-	-	4,571	496

Sale of Goods	-	-	54,644	47,404
Cell Phones	-	-	52,742	44,129
Electronic Cards - Brasil Chip, Accessories and Other Goods	-	-	1,902	3,275

Total of Mobile Telephony Service	-	-	227,572	147,016

Data Transmission Services and Other

Data Transmission	421,692	310,235	454,459	328,569
Other Services of Main Activities	1,314	1,869	83,980	92,057

Total of Data Transmission Services and Other	423,006	312,104	538,439	420,626

Gross Operating Revenue	3,349,862	3,250,369	3,654,887	3,468,731

Deductions from Gross Revenue	(1,051,330)	(942,247)	(1,177,990)	(1,021,155)
Taxes on Gross Revenue	(974,042)	(904,584)	(1,055,307)	(971,109)
Other Deductions on Gross Revenue	(77,288)	(37,663)	(122,683)	(50,046)

Net Operating Revenue	2,298,532	2,308,122	2,476,897	2,447,576

10.           COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Interconnection	(565,500)	(595,482)	(498,539)	(576,133)
Depreciation and Amortization	(489,735)	(511,750)	(570,174)	(571,953)
Third-Party Services	(192,621)	(164,507)	(223,378)	(194,037)
Rent, Leasing and Insurance	(60,110)	(58,712)	(94,158)	(101,668)
Personnel	(46,570)	(28,637)	(53,015)	(33,774)
Employees and Management Profit Sharing	(4,914)	(2,951)	(5,600)	(3,531)
Means of Connection	(20,874)	(19,190)	(20,590)	(15,651)
Material	(17,311)	(16,417)	(18,063)	(16,601)
Burden of the Concession	(17,043)	-	(17,043)	-
FISTEL	(4,343)	(4,196)	(12,028)	(18,166)
Goods Sold	-	-	(53,984)	(52,397)
Other	(2,647)	(2,998)	(2,689)	(3,118)
Total	(1,421,668)	(1,404,840)	(1,569,261)	(1,587,029)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Third-Party Services	(112,646)	(108,633)	(168,211)	(190,377)
Losses on Accounts Receivable	(83,055)	(76,113)	(96,141)	(77,589)
Allowance for Doubtful Accounts	(16,251)	(19,521)	(16,635)	(27,318)
Personnel	(53,084)	(40,116)	(67,566)	(56,588)
Employees and Management Profit Sharing	(4,474)	(2,895)	(5,716)	(4,320)
Rent, Leasing and Insurance	(13,065)	(34,884)	(2,629)	(2,646)
Depreciation and Amortization	(1,201)	(1,288)	(4,113)	(3,957)
Material	(680)	(279)	(6,809)	(7,659)
Other	(332)	(295)	(6,596)	(295)
Total	(284,788)	(284,024)	(374,416)	(370,749)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Third-Party Services	(149,801)	(149,659)	(169,642)	(167,377)
Depreciation and Amortization	(62,317)	(56,218)	(75,741)	(70,392)
Personnel	(36,607)	(35,726)	(49,581)	(46,764)
Employees and Management Profit Sharing	(6,355)	(4,704)	(7,678)	(6,172)
Rent, Leasing and Insurance	(8,069)	(8,035)	(9,310)	(10,280)
Material	(1,005)	(1,066)	(4,999)	(1,941)
Other	(700)	(442)	(1,021)	(662)
Total	(264,854)	(255,850)	(317,972)	(303,588)

13. OTHER OPERATING EXPENSES, NET

The remaining revenue and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Operating Infra-Structure Rent and Other	29,748	13,084	21,869	9,628
Fines	20,198	22,564	21,320	21,631
Technical and Administrative Services	14,842	13,601	14,078	12,943
Provision/Reversal of Other Provisions	9,893	7,107	14,164	(7,778)
Recovery of Taxes and Recovered Expenses	992	21,624	4,657	27,003
Subsidies and Donations Received	332	-	2,473	-
Contingencies – Provision(1)	(71,762)	(50,137)	(75,100)	(35,339)
Taxes (Other than Gross Revenue, Corporate Income Tax and Social Contribution)	(17,179)	(12,571)	(20,111)	(14,682)
Pension Funds – Provision and Administrative Costs	(7,182)	(5,451)	(7,182)	(5,451)
Goodwill Amortization on the Acquisition of Investments	(5,518)	(5,518)	(19,618)	(24,214)
Court Fees	(5,332)	(855)	(5,420)	(875)
Donations and Sponsorships	(978)	(1,059)	(1,022)	(1,234)
Loss on Write-off of Repair/Resale Inventories	-	(157)	(183)	(157)
Indemnifications – Telephony and Other	-	(3,508)	-	(3,532)
Other Expenses	(3,965)	(3,667)	(4,556)	(3,808)
Total	(35,911)	(4,943)	(54,631)	(25,865)
(1) Provisions for contingencies are described in Note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Financial Revenues	58,325	132,269	71,407	144,086
Domestic Currency	56,465	102,574	66,393	112,063
On Rights in Foreign Currency	1,860	29,695	5,014	32,023
Financial Expenses	(164,641)	(250,614)	(197,822)	(267,185)
Domestic Currency	(146,616)	(175,065)	(162,328)	(190,620)
On Liabilities in Foreign Currency	(18,025)	(75,549)	(35,494)	(76,565)
Total	(106,316)	(118,345)	(126,415)	(123,099)

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Result in the Write-off of Property, Plant and Equipment and Deferred Assets	(2,627)	(3,118)	(3,303)	(6,288)
Provision/Reversal for Investment Losses	(605)	(4,292)	1,092	(2,594)
Provision/Reversal for Realization Amount and Losses of Property, Plant and Equipment	(16)	5,061	1,583	6,394
Amortization of Goodwill on Merger	-	(31,004)	(1,953)	(32,957)
Other Non-operating Revenues (Expenses)	(88)	(110)	(88)	(113)
Total	(3,336)	(33,463)	(2,669)	(35,558)

04.01 -NOTES TO THE FINANCIAL STATEMENTS

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on earnings recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Income Before Taxes and after Employees and Management Profit Sharing	69,484	82,588	31,533	1,688
Income of Companies Not Subject to Income Tax and SocialContribution Calculation	-	-	22,164	5,810
Total of Taxable Income	69,484	82,588	53,697	7,498
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	(17,371)	(20,647)	(13,424)	(1,875)
Permanent Additions	(32,589)	(46,599)	(10,692)	(15,324)
Equity in Subsidiaries	(23,436)	(34,853)	-	-
Exchange Variation on Investments	(6,053)	-	(4,792)	(93)
Amortization of Goodwill	(1,380)	(9,131)	(2,028)	(10,861)
Other Additions	(1,720)	(2,615)	(3,872)	(4,370)
Permanent Exclusions	1,761	8,383	4,152	18,170
Equity in Subsidiaries	1,445	3,836	-	-
Federal Tax Recoverable	-	3,956	-	3,956
Exchange Variation on Investments	-	-	-	435
Other Exclusions	316	591	4,152	13,779
Tax Loss Carryforward	-	-	3	494
Other	975	109	1,324	130
IRPJ Effect on Statement of Income	(47,224)	(58,754)	(18,637)	1,595
Social Contribution on Net Income - CSLL
Social Contribution on Taxable Income (9%)	(6,254)	(7,433)	(4,833)	(675)
Permanent Additions	(11,574)	(16,616)	(3,689)	(5,336)
Equity in Subsidiaries	(8,437)	(12,547)	-	-
Exchange Variation on Investments	(2,179)	-	(1,725)	(33)
Amortization of Goodwill	(497)	(3,287)	(730)	(3,910)
Other Additions	(461)	(782)	(1,234)	(1,393)
Permanent Exclusions	635	3,019	1,495	6,542
Equity in Subsidiaries	520	1,381	-	-
Federal Tax Recoverable	-	1,424	-	1,424
Exchange Variation on Investments	-	-	-	157
Other Exclusions	115	214	1,495	4,961
Compensation of Negative Calculation Basis	-	-	2	-
Recording of Deferred CSLL on Accumulated Negative Calculation Basis	-	-	-	178
Other	(51)	-	52	-
Effect of CSLL on Statement of Income	(17,244)	(21,030)	(6,973)	709
Effect of IRPJ and CSLL on Statement of Income	(64,468)	(79,784)	(25,610)	2,304

04.01 -NOTES TO THE FINANCIAL STATEMENTS

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Cash	4,433	4,747	4,645	5,106
Bank Accounts	3,182	45,706	15,794	57,968
High-Liquid Investments	698,120	1,428,587	825,878	1,667,009
Total	705,735	1,479,040	846,317	1,730,083

High-liquid investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial Institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 4.50% p.a., deposit certificates issued by foreign financial institutions and bank deposit certificates issued by first-rate financial institutions with average profitability equivalent to CDI.

The Company will be subject to the partial and temporary block of its financial investments, at the approximate total amount of R$ 247,442 and there is no loss of the remuneration to be received by it. Such retention is due to the fact that the Company did not reach certain minimum amounts for certain financial indicators, established in agreements entered into with BNDES. Further information about the block and its duration period can be checked in Note 5 h. Subsequently to the quarter closing date, the Company was notified about the retention which took place in its investment fund portfolio, in the amount of R$ 91,439 (R$ 191,439) related to the Consolidated. For purposes of presentation of this quarterly information, the retained amounts were reclassified from high-liquid investments to the item contractual retentions, in current assets.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY
	03/31/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Overnight	NBC-E	Over Selic
Exclusive Funds
ABN Amro	50,899	10,959	-	-	1,632
Banco do Brasil	5,220	46,932	-	-	3,322
Bradesco	24,440	10,968	-	-	2,646
CEF	39,494	25,990	-	-	12,608
Itaú	11,426	4,227	-	-	-
Safra	14,511	4,046	-	-	323
Santander	62,828	17,766	-	30,864	1,137
Unibanco	27,107	16,142	-	-	705
Votorantim	111,516	42,818	-	-	8,241
Total Exclusive Funds	347,441	179,848	-	30,864	30,614
Other Investments
Safra	-	-	199,744	-	-
Total of Other Investments	-	-	199,744	-	-
Total High-Liquid Investments	347,441	179,848	199,744	30,864	30,614

04.01 -NOTES TO THE FINANCIAL STATEMENTS

PARENT COMPANY
	03/31/06
Financial Institution	Investments Nature		Rectifier
	NTN-D	Open Investment Funds (Fixed Income)	Provision for Income Tax	Liabilities	Total
Exclusive Funds
ABN Amro	-	-	(888)	(8)	62,594
Banco do Brasil	-	-	(743)	(1)	54,730
Bradesco	-	-	(505)	(3)	37,546
CEF	-	-	(1,185)	(22)	76,885
Itaú	-	-	(197)	(4)	15,452
Safra	-	-	(273)	-	18,607
Santander	9,179	-	(1,569)	(30)	120,175
Unibanco	-	-	(569)	(21)	43,364
Votorantim	-	-	(2,163)	(57)	160,355
Total Exclusive Funds	9,179	-	(8,092)	(146)	589,708
Other Investments
Safra	-	9	-	-	199,753
Other Institutions	-	98	-	-	98
Total of Other Investments	-	107	-	-	199,851
Total High-Liquid Investments	9,179	107	(8,092)	(146)	789,559

Partial block related to Contractual Retentions	(91,439)
Total High-Liquid Financial Investments, Net of Contractual Retentions	698,120

CONSOLIDATED
	03/31/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Overnight	NBC-E	Over Selic	NTN-D
Exclusive Funds
ABN Amro	50,898	10,959	-	-	1,632	-
Banco do Brasil	18,323	157,026	1,657	-	5,173	-
Bradesco	31,271	14,034	-	-	3,385	-
CEF	41,010	26,988	-	-	13,092	-
Itaú	11,426	4,227	-	-	-	-
Safra	14,511	4,046	-	-	323	-
Santander	71,679	20,268	-	35,212	1,297	10,472
Unibanco	42,420	25,261	-	-	1,103	-
Votorantim	111,516	42,818	-	-	8,241	-
Total Exclusive Funds	393,054	305,627	1,657	35,212	34,246	10,472
Other Investments
Safra	-	-	208,444	-	-	-
Total of Other Investments	-	-	208,444	-	-	-
Total High-Liquid Investments	393,054	305,627	210,101	35,212	34,246	10,472

04.01 -NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
	03/31/06
Financial Institution	Investments Nature		Rectifier		Total
	Open Investment Funds (fixed- income)	Bank Deposit Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(888)	(8)	62,593
Banco do Brasil	-	-	(2,151)	(8)	180,020
Bradesco	-	-	(505)	(4)	48,181
CEF	-	-	(1,224)	(23)	79,843
Itaú	-	-	(197)	(4)	15,452
Safra	-	-	(273)	-	18,607
Santander	-	-	(1,569)	(34)	137,325
Unibanco	-	-	(569)	(34)	68,181
Votorantim	-	-	(2,163)	(57)	160,355
Total Exclusive Funds	-	-	(9,539)	(172)	770,557
Other Investments
Safra	9	3,298	-	-	211,751
Other Institutions	28,769	6,240	-	-	35,009
Total of Other Investments	28,778	9,538	-	-	246,760
Total High-Liquid Investments	28,778	9,538	(9,539)	(172)	1,017,317

Partial block related to Contractual Retentions	(191,439)
Total High-Liquid Financial Investments, Net of Contractual Retentions	825,878

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05(1)	03/31/06	03/31/05(1)
Operating Activities
Net Income for the Period	5,016	2,804	5,016	2,804
Minority Interest	-	-	906	1,188
Income Items not Affecting Cash	1,013,954	1,014,977	1,081,760	1,062,918
Depreciation and Amortization	558,771	605,778	671,599	701,775
Losses on Accounts Receivables from Services	83,055	76,113	96,141	77,589
Allowance for Doubtful Accounts	16,251	19,521	16,635	27,318
Provision for Contingencies	71,762	50,137	75,100	35,339
Provision for Pension Funds	7,182	5,451	7,182	5,451
Deferred Taxes	161,451	138,546	214,247	219,107
Income in Permanent Assets Write-off	3,307	4,326	856	6,668
Equity in Subsidiaries	112,175	124,069	-	-
(Gain) / Loss with Investments	-	-	-	(1,365)
Other (Revenues) Expenses	-	(8,964)	-	(8,964)
Equity Changes	(702,285)	(359,045)	(877,828)	(512,291)
Trade Accounts Receivable	(123,559)	(148,900)	(102,659)	(180,157)
Inventories	503	1,794	2,779	36,506
Judicial Deposits	(10,618)	(31,223)	(10,889)	(31,302)
Contractual Retentions	(91,439)	-	(191,439)	-
Payroll, Social Charges and Benefits	618	3,945	(3,408)	6,093
Accounts Payable and Accrued Expenses	(50,407)	8,356	(38,621)	(6,224)
Taxes	(191,022)	(116,118)	(272,156)	(291,463)
Financial Charges of Loans and Financing	(86,525)	(32,906)	(79,161)	(33,524)
Provisions for Contingencies	(110,167)	(37,816)	(110,606)	(37,850)
Provisions for Pension Plans	(34,179)	(25,440)	(34,179)	(25,440)
Other Assets and Liabilities Accounts	(5,490)	19,263	(37,489)	51,070
Cash Flow from Operating Activities	316,685	658,736	209,854	554,619

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the	(323,083)	(369,720)	(323,083)	(369,720)
Loans and Financing	(164,932)	(147,022)	(164,002)	(141,726)
Loans Obtained	608	-	1,538	5,296
Loans Settled	(165,540)	(147,022)	(165,540)	(147,022)
Increase (Decrease) of Shareholders’ Equity	7	-	7	-
Acquisition of Own Shares	29	(62,272)	29	(62,272)
Other Flows from Financing Activities	-	-	16,555	93
Cash Flow from Financing Activities	(487,979)	(579,014)	(470,494)	(573,625)

Investment Activities
Financial Investments	(14)	88,558	(14)	(197)
Funds Obtained in the Sale of Permanent Assets	125	140	125	479
Investments in Permanent Assets	(602,122)	(533,567)	(623,237)	(525,952)
Cash Flow from Investment Activities	(602,011)	(444,869)	(623,126)	(525,670)

Cash Flow for the Period	(773,305)	(365,147)	(883,766)	(544,676)

Cash and Cash Equivalents
Closing Balance	705,735	1,598,377	846,317	1,853,134
Opening Balance	1,479,040	1,963,524	1,730,083	2,397,810
Variation of Cash and Cash Equivalents	(773,305)	(365,147)	(883,766)	(544,676)
(1) Reclassification in some lines of cash flows of the first quarter of 2005 took place, aiming at the adequacy to the way presented in the first quarter of the current year.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

18. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Billed Services	1,452,394	1,339,991	1,549,838	1,432,862
Services to be Billed	856,040	926,568	887,003	961,060
Sales of Goods	1,464	2,835	83,936	120,337
Subtotal	2,309,898	2,269,394	2,520,077	2,514,259
Allowance for Doubtful Accounts	(346,056)	(329,805)	(378,081)	(361,446)
Services Rendered	(346,056)	(329,805)	(371,393)	(353,078)
Sales of Goods	-	-	(6,688)	(8,368)
Total	1,963,842	1,939,589	2,142,696	2,152,813
Due	1,436,757	1,452,630	1,578,136	1,633,154
Past due:
01 to 30 Days	392,372	379,398	415,356	398,356
31 to 60 Days	143,873	120,932	157,036	130,378
61 to 90 Days	90,087	74,815	99,096	82,622
91 to 120 Days	64,534	65,022	71,105	71,340
More than 120 Days	182,275	176,597	200,048	198,409

19. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Maintenance Inventory	6,063	6,576	11,688	12,497
Inventory for Resale (Cell Phones and Accessories)	-	-	111,379	114,340
Provision for the Adjustment to the Realization Value	-	-	(36,055)	(37,036)
Provision for Potential Losses	(1,589)	(1,599)	(6,756)	(6,766)
Total	4,474	4,977	80,256	83,035

20. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Loans and Financing	9,032	9,084	9,105	9,173
Total	9,032	9,084	9,105	9,173
Current	5,732	3,873	5,805	3,962
Long-term	3,300	5,211	3,300	5.,211

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas – FGV are incurred.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

21. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	329,911	298,795
Provisions for Contingencies	241,117	244,905	242,002	245,440
Provision for Pension Plan Actuarial Insufficiency Coverage	176,269	182,022	176,269	182,022
Allowance for Doubtful Accounts	86,514	82,451	94,425	90,216
ICMS - 69/98 Agreement	70,415	66,391	73,071	68,601
Provision for Cofins/CPMF/INSS – Suspended Collection	14,143	13,864	14,143	13,864
TJLP on debits included in REFIS	7,931	-	7,931	-
Provision for Employee Profit Sharing	5,725	11,963	6,683	14,029
Provision for Suspended Collection - FUST	4,841	-	4,841	-
Exchange Variation Loss - Swap	-	56,367	-	56,367
Other Provisions	15,736	21,580	19,586	24,615
Subtotal	622,691	679,543	968,862	993,949
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	118,947	107,736
Provisions for Contingencies	86,802	88,165	87,121	88,358
Provision for Pension Plan Actuarial Insufficiency Coverage	63,457	65,528	63,457	65,528
Allowance for Doubtful Accounts	31,145	29,681	33,993	32,478
TJLP on debits included in REFIS	2,855	-	2,855	-
Provision for Employee Profit Sharing	2,154	4,432	2,512	5,188
Provision for Suspended Collection - FUST	1,743	-	1,743	-
Exchange Variation Loss – Swap	-	20,292	-	20,292
Other Provisions	6,641	8,747	8,964	10,622
Subtotal	194,797	216,845	319,592	330,202
Total	817,488	896,388	1,288,454	1,324,151
Current	262,755	340,869	286,853	364,919
Long-term	554,733	555,519	1,001,601	959,232

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and in view of the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

PARENT	CONSOLIDATED
COMPANY
2006	201,983	223,571
2007	170,628	176,160
2008	91,760	103,328
2009	91,760	113,944
2010	92,995	129,977
2011 to 2013	14,038	387,148
2014 to 2015	28,076	28,078
After 2015	126,248	126,248
Total	817,488	1,288,454
Current	262,755	286,853
Long-term	554,733	1,001,601

The recoverable amount expected after 2015 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 15 years and nine months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$ 133,759, attributed to the Consolidated, were not recorded due non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia, BrT CSH and BrT CS Ltda, subsidiaries that the Company holds direct or indirect control.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
ICMS	445,149	362,165	572,531	496,163
Corporate Income Tax	242,596	322,806	253,177	343,272
PIS and COFINS	70,154	69,022	96,580	100,059
Social Contribution on Net Income	69,259	78,595	70,200	80,114
Other	716	850	4,421	4,420
Total	827,874	833,438	996,909	1,024,028
Current	648,037	629,320	762,180	757,629
Long-term	179,837	204,118	234,729	266,399

22. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained as guarantee of the financing obtained through the Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Banco de Brasília S.A. BRB – Bank Deposit Certificates	589	502	2,788	2,604
Total	589	502	2,788	2,604
Long-Term	589	502	2,788	2,604

23. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	03/31/06	12/31/05	03/31/06	12/31/05
Labor	66,492	53,952	66,823	54,289
Tax	92,462	73,487	94,985	74,580
Civil	17,727	38,624	18,181	40,231
Total	176,681	166,063	179,989	169,100
Current	32,736	30,858	33,589	31,465
Long-term	143,945	135,205	146,400	137,635

24. CONTRACTUAL RETENTIONS

They refer to the retained portion of investments funds, in view of the financing agreements maintained with BNDES. Further information is mentioned in note 5.h. The retentions took place after the closing of the quarter, according to the note of subsequent events, 43. The retained amount was R$ 91,439 (R$ 191,439 for the Consolidated), and such amounts were reclassified in the item high-liquid financial investments for presentation purposes.

25. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Advances to Suppliers	42,470	49,394	45,932	47,549
Advances to Employees	23,714	22,880	28,577	30,593
Receivables from Other Telecom Companies	7,953	8,018	7,953	8,018
Prepaid Expenses	74,996	72,714	119,067	90,697
Tax Incentives	14,473	14,473	14,473	14,473
Compulsory Deposits	1,750	1,750	1,750	1,750
Assets for Sale	980	578	980	9,175
Contractual Guarantees and Retentions	451	460	1,291	1,299
Other	6,884	8,993	11,780	11,445
Total	173,671	179,260	231,803	214,999
Current	119,310	124,288	162,486	147,781
Long-term	54,361	54,972	69,317	67,218

04.01 -NOTES TO THE FINANCIAL STATEMENTS

26. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Investments Carried Under The Equity Method	2,435,848	2,348,514	-	-
14 Brasil Telecom Celular S.A.	1,632,983	1,531,459	-	-
BrT Serviços de Internet S.A.	388,000	367,702	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	306,582	336,632	-	-
MTH Ventures do Brasil Ltda.	108,279	112,717	-	-
Santa Bárbara dos Pampas S.A.	1	1	-	-
Santa Bárbara dos Pinhais S.A.	1	1	-	-
Santa Bárbara do Cerrado S.A.	1	1	-	-
Santa Bárbara do Pantanal S.A.	1	1	-	-
Goodwill Paid on Acquisition of Investments, Net	68,059	73,578	296,320	330,551
MTH Ventures do Brasil	68,059	73,578	68,059	73,578
IG Cayman	-	-	176,854	203,168
Companies IBEST	-	-	47,175	49,102
Companies BRT Cabos Submarinos	-	-	4,232	4,703
Interest Valued at Acquisition Cost	39,148	39,148	39,148	39,148
Tax Incentives (Net of Allowance for Losses)	19,770	20,375	19,770	20,375
Other Investments	373	373	389	389
Total	2,563,198	2,481,988	355,627	390,463

The Company holds a 100% interest in the capital stock of Vant Telecomunicações S.A. On the quarter closing date, VANT negative shareholders’ equity was R$ 18,545 (R$ 19,028 on 12/31/05), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

In the occurrence of advances for future capital increase in favor of the subsidiaries, they are considered in the investments appraisal, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases in favor of the Company.

Investments Valued Using the Equity Method: the main data related to directly controlled companies are as follows:

	BrT Celular		BrTI		BrT SCS
	03/31/06	12/31/05	03/31/06	12/31/05	03/31/06	12/31/05
Shareholders’ Equity	1,632,983	1,531,459	388,000	367,702	385,791	423,606
Capital	2,422,406	2,237,415	403,071	388,071	407,133	438,686
Book Value per Share/Quota (R$)	674.12	684.48	962.61	947.51	1.56	2.16
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	2,422	2,237	403	388	196,157	196,157
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	79.4689%	79.4689%
In Voting Capital	100%	100%	100%	100%	79.4689%	79.4689%

	BrT Celular		BrTI		BrT SCS
	03/31/06	03/31/05	03/31/06	03/31/05	03/31/06	03/31/05
Net Income (Loss) at the end of the quarter	(83,468)	(125,212)	5,299	(458)	(7,346)	(13,818)

04.01 -NOTES TO THE FINANCIAL STATEMENTS

	MTH		VANT
	03/31/06	12/31/05	03/31/06	12/31/05
Shareholders’ Equity	108,279	112,717	(18,545)	(19,028)
Capital Stock	321,150	321,150	123,300	123,300
Book Value per Share/Quota (R$)	(0.34)	(0.35)	(0.15)	(0.15)
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	-	-	123,300	123,300
Quotas	321,150	321,150	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%

	MTH		VANT
	03/31//06	03/31/05	03/31/06	03/31/05
Net Income (Loss) at the end of the quarter	(4,438)	14,113	483	(3,495)

The equity method result is composed of the following values:

	Operating
	03/31/06	03/31/05
14 Brasil Telecom Celular S.A.	(83,468)	(125,212)
BrT Serviços de Internet S.A.	5,299	(458)
BrT Subsea Cable Systems (Bermudas) Ltd.(1)	(30,051)	(9,017)
MTH Ventures do Brasil Ltda.	(4,438)	14,113
Vant Telecomunicações S.A.	483	(3,495)
Total	(112,175)	(124,069)
(1) It includes exchange variation, linked to investment abroad.

The subsidiaries Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. are not operating, and the amount of capital stock is R$ 1 (R$ 1 on 12/31/05), for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiaries is 100%.

Investments assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

27. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	03/31/06				12/31/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	312,021	-	312,021	491,054
Public Switching Equipment	20%	4,956,659	(4,610,283)	346,376	372,694
Equipment and Transmission Means	17.4%(1)	10,634,361	(8,337,528)	2,296,833	2,431,105
Termination	20%	485,210	(451,413)	33,797	37,128
Data Communication Equipment	20%	1,667,825	(873,279)	794,546	784,910
Buildings	4%	913,490	(504,329)	409,161	415,329
Infrastructure	9%(1)	3,478,501	(2,091,948)	1,386,553	1,424,789
Assets for General Use	18.5%(1)	824,925	(561,221)	263,704	267,455
Land	-	82,166	-	82,166	81,319
Other Assets	20%(1)	683,496	(466,184)	217,312	217,830
Total		24,038,654	(17,896,185)	6,142,469	6,523,613
(1) Annual weighted average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$ 20,665,997 for costs, with residual value of R$ 4,626,547 (information not reviewed by independent auditors).

CONSOLIDATED
Property, Plant and Equipment Nature	03/31/06				12/31/05
	Annual depreciation rates	Cost	Accumulated depreciation	Net value	Net value
Work in Progress	-	394,676	-	394,676	636,251
Public Switching Equipment	20%	5,053,306	(4,630,757)	422,549	450,724
Equipment and Transmission Means	17.4%(1)	11,696,788	(8,645,279)	3,051,509	3,191,261
Termination	20%	485,564	(451,476)	34,088	37,436
Data Communication Equipment	20%	1,731,626	(907,731)	823,895	812,659
Buildings	4%	936,729	(512,564)	424,165	430,254
Infrastructure	9%(1)	3,676,180	(2,141,909)	1,534,271	1,577,160
Assets for General Use	18.5%(1)	1,019,161	(634,998)	384,163	389,729
Land	-	87,258	-	87,258	86,411
Other Assets	20%(1)	1,139,076	(529,835)	609,241	613,064
Total		26,220,364	(18,454,549)	7,765,815	8,224,949
(1) Annual weighted average rate.

Rent Expenses

The Company and its subsidiaries rent properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts in the quarter amounted to R$ 95,790 (R$ 116,618 in 2005) and R$ 119,560 (R$ 124,413 in 2005) for the Consolidated.

04.01 -NOTES TO THE FINANCIAL STATEMENTS
Leasing

The Company has financial leasing agreements for information technology equipment. Recorded leasing expenses in the quarter amounted to R$ 3,898 (R$ 1,721 in 2005) and R$ 4,012 (R$ 2,364 in 2005) for the Consolidated.

Insurance (not reviewed by independent auditors)

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$ 2,429 (R$ 2,482 in 2005) and R$ 3,116 (R$ 3,468 in 2005) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		03/31/06	12/31/05
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	12,077,311	11,923,121
Loss of profit	Fixed expenses and net income	9,015,211	8,163,247
Contract Guarantees	Compliance with contractual obligations	208,658	214,142
Civil Liability	Telephone service operations	12,000	12,000

There is also insurance coverage for the management civil liability, supported in the policy of Brasil Telecom Participações S.A., extensive to the Parent Company and the Company, and the total amount insured is equivalent to thirty million U.S. dollars (US$ 30,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

The assumptions of adopted risks, given their nature, do not integrate the scope of a financial statement audit, consequently, they were not examined by our independent auditors.

28. DEFERRED CHARGES

PARENT COMPANY
	03/31/06			12/31/05
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	737,728	(319,877)	417,851	422,836
Installation and Reorganization Costs	54,087	(29,446)	24,641	26,483
Other	55,408	(10,016)	45,392	5,885
Total	847,223	(359,339)	487,884	455,204

04.01 -NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
	03/31/06			12/31/05
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	959,105	(375,011)	584,094	587,611
Installation and Reorganization Costs	336,847	(163,064)	173,783	186,889
Goodwill derived from Merger	651,338	(650,445)	893	1,148
Other	56,088	(10,208)	45,880	6,407
Total	2,003,378	(1,198,728)	804,650	782,055

29. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Salaries and Compensation	80	145	1,553	3,995
Payroll Charges	50,902	49,150	61,870	61,091
Benefits	4,431	5,421	5,310	6,383
Other	5,529	5,608	6,073	6,745
Total	60,942	60,324	74,806	78,214
Current	60,942	60,324	74,806	78,214

30. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Suppliers	1,087,461	1,285,984	1,399,088	1,807,892
Third-Party Consignments	92,668	137,580	116,244	154,696
Total	1,180,129	1,423,564	1,515,332	1,962,588
Current	1,158,130	1,402,245	1,493,251	1,941,231
Long-term	21,999	21,319	22,081	21,357

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

31. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
ICMS, net of Judicial Deposits of Agreement 69/98	811,096	811,032	860,632	858,868
ICMS (State VAT)	1,093,180	1,076,926	1,142,875	1,124,874
Judicial Deposits referring to Agreement ICMS 69/98	(282,084)	(265,894)	(282,243)	(266,006)
Taxes On Operating Revenues (COFINS and PIS)	136,816	146,934	144,697	158,965
Other	59,170	38,129	74,063	52,764
Total	1,007,082	996,095	1,079,392	1,070,597
Current	752,769	705,383	821,767	776,527
Long-term	254,313	290,712	257,625	294,070

04.01 -NOTES TO THE FINANCIAL STATEMENTS

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$ 24,519 (R$ 31,224 on 12/31/05), to be paid in installments for the remaining 87 months.

The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

32. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Corporate Income Tax
Payables Due	47,051	140,561	54,471	151,510
Law 8,200/91 - Special Monetary Restatement	6,067	7,323	6,067	7,323
Subtotal	53,118	147,884	60,538	158,833
Social Contribution on Income
Payables Due	15,330	45,134	16,299	47,071
Law 8,200/91 - Special Monetary Restatement	2,184	2,636	2,184	2,636
Subtotal	17,514	47,770	18,483	49,707
Total	70,632	195,654	79,021	208,540
Current	66,108	186,782	73,967	199,127
Long-term	4,524	8,872	5,054	9,413

The Company maintains debts registered at the Tax Recovery Program (“REFIS”), related to the denial of tax losses carried forward, derived from CRT and TBS (merged companies in 2000) at the amount of R$ 33,858 (R$ 33,334 on December 31, 2005), the settlement of which awaits ratification for tax credits offset.

33. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Controlling Shareholders	-	220,708	-	220,708
Dividends/Interest on Shareholders’ Equity	-	259,656	-	259,656
Withholding Income Tax on Interest on Shareholders’ Equity	-	(38,948)	-	(38,948)
Minority Shareholders	61,109	155,871	61,109	155,871
Dividends/Interest on Shareholders’ Equity	-	126,744	-	126,744
Withholding Income Tax on Interest on Shareholders’ Equity	-	(19,012)	-	(19,012)
Unclaimed Dividends of Previous Years	61,109	48,139	61,109	48,139
Total Shareholders	61,109	376,579	61,109	376,579
Employees and Management Profit Sharing	23,977	54,149	27,425	64,445
TOTAL	85,086	430,728	88,534	441,024

04.01 -NOTES TO THE FINANCIAL STATEMENTS

34. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Loans	50,993	58,378	72,608	81,668
Financing	4,197,331	4,362,862	4,214,924	4,379,027
Accrued Interest and Other on Loans	144	420	144	420
Accrued Interest and Other on Financing	361,761	447,110	361,859	447,110
Total	4,610,229	4,868,770	4,649,535	4,908,225
Current	1,522,684	1,489,117	1,522,781	1,489,384
Long-term	3,087,545	3,379,653	3,126,754	3,418,841

Financing

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
BNDES	2,233,192	2,386,442	2,233,192	2,386,442
Financial Institutions	1,268,725	1,311,564	1,286,416	1,327,729
Private Debentures	534,070	560,459	534,070	560,459
Public Debentures	520,045	547,767	520,045	547,767
Suppliers	3,060	3,740	3,060	3,740
Total	4,559,092	4,809,972	4,576,783	4,826,137
Current	1,516,166	1,481,829	1,516,263	1,482,096
Long-term	3,042,926	3,328,143	3,060,520	3,344,041

Financing denominated in domestic currency: bear fixed interest rates from 2.4% p.a. to 14% p.a., resulting in a weighted average rate of 6.0% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in a weighted average rate of 15.4% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 0% to 9.38% p.a., resulting in a weighted average rate of 8.2% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.3% p.a. The LIBOR and YEN LIBOR rates on 03/31/2006, semiannual payments were 5.14% p.a. and 0.0152% p.a., respectively.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$ 1,000 and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. The final maturity of these debentures balance is estimated to 7/27/2006, corresponding to 40% of the issued amount.

Public Debentures:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$ 10, totaling R$ 500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

On March 31, 2006 there were no own issuance debentures acquired.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

Loans

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Loans with Parent Company	51,137	58,798	51,137	58,798
Other Loans	-	-	21,615	23,290
Total	51,137	58,798	72,752	82,088
Current	6,518	7,288	6,518	7,288
Long-term	44,619	51,510	66,234	74,800

The loans balance with the Parent Company is restated according to the U.S. Dollar variation, plus interest of 1.75% p.a.

The amount recorded as Other Loans, at the amount of R$ 21,615 (R$ 23,290 on 12/31/05) refers to a VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the U.S. dollar exchange variation.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
2007	658,956	927,173	658,956	927,173
2008	514,687	510,736	514,687	510,736
2009	916,952	914,024	916,952	914,024
2010	412,408	409,718	412,408	409,718
2011	129,405	128,431	129,405	128,431
2012	7,065	7,613	7,065	7,613
As From 2013	448,072	481,958	487,281	521,146
Total	3,087,545	3,379,653	3,126,754	3,418,841

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	03/31/06	12/31/05	03/31/06	12/31/05
TJLP (Long-Term Interest Rate)	1,949,789	2,076,211	1,949,789	2,076,211
CDI	1,054,115	1,108,226	1,054,115	1,108,226
US Dollars	539,360	608,853	560,975	632,143
Yens	399,512	431,947	399,512	431,947
Hedge of the Debt in Yens	364,398	311,585	364,398	311,585
UMBNDES – BNDES Basket of Currencies	246,107	272,601	246,107	272,601
Hedge in UMBNDES	37,296	37,630	37,296	37,630
IGP-M	4,990	8,158	4,990	8,158
Hedge of the Debt in Dollars	1,712	(116)	1,712	(116)
IGP-DI	3,683	3,145	21,374	19,310
Other	9,267	10,530	9,267	10,530
Total	4,610,229	4,868,770	4,649,535	4,908,225

Guarantees

Loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

04.01 -NOTES TO THE FINANCIAL STATEMENTS

The Company has hedge contracts on 44.6% (43.6% for the Consolidated) of its U.S. dollar-denominated and yen loans and financing with third parties and 20.4% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. Gains and losses on these contracts are recognized on an accrual basis.

35. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Personal Mobile Service	-	-	304,523	295,300
Concession of STFC	17,043	-	17,043	-
Other Authorizations	-	-	12,846	12,490
Total	17,043	-	334,412	307,790
Current	17,043	-	74,818	55,516
Long-term	-	-	259,594	252,274

The authorizations for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other authorizations on the quarter closing date belonged to VANT and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services, obtained from ANATEL. On April 2006 the transfer registration of such granting to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of this obligation will be paid in six equal, consecutive and annual installments, counted as from May 2006.

36. PROVISIONS FOR PENSION PLANS

They refer to the recognition of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and Fundação 14 appraised by independent actuaries at the end of each fiscal year in accordance with Deliberation CVM 371/00.

To minimize the effects to be determined in the actuarial revaluation of the end of the year, the effects of the variation of INPC and pro-rata interest of 6% p.a. on the liabilities of the plans are monthly recognized, deduced from earnings of assets belonging to them. These charges recorded in the result in the quarter represented R$ 3,985. In the quarter, R$ 2,401 was also recognized, resulting from administrative costs and non-actuarial variation which took place in the liabilities of the foundations. Additionally, aiming to follow the increase expectation of the longevity of the participants of the sponsored plans, the Company contracted with its independent actuaries a study to enable to add to the recognized provision the economic effects of this trend, resulting in the complement of R$ 4,781 to the provision established.

The amount paid to Fundação BrTPREV in the quarter totaled R$ 34,179 (R$ 25,440 in 2005) and refers to the amortizing contributions and administrative costs.

The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	03/31/06	12/31/05
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	704,900	727,915
Fundação 14 – PAMEC Plan	177	174
Total	705,077	728,089
Current	44,756	45,495
Long-term	660,321	682,594

37. DEFERRED INCOME

There are contracts related to the assignment of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
2006	519	691	5,847	8,910
2007	691	691	6,906	6,818
2008	691	691	6,906	6,818
2009	691	691	6,877	6,789
2010	691	691	6,728	6,640
2011	691	691	6,224	6,136
2012	691	691	6,224	6,136
2013 onwards	685	685	37,032	36,340
TOTAL	5,350	5,522	82,744	84,587

38. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	03/31/06	12/31/05	03/31/06	12/31/05
Liabilities from Acquisition of Tax Credits	37,946	37,301	37,946	37,301
CPMF - Suspended Collection	27,669	27,114	27,669	27,114
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Allowance for Losses with Subsidiaries	18,545	19,028	-	-
Bank Credits and Repeater Receivables under Processing	10,245	9,296	10,858	9,860
Liabilities with Other Telecommunications Companies	1,614	4,322	1,614	1,613
Advanced Receivables	706	1,694	34,512	31,602
Self-Financing Installment Reimbursement - PCT	1,026	1,185	1,026	1,185
Other	4,061	6,083	9,039	14,019
Total	125,955	130,166	146,807	146,837
Current	79,218	83,383	116,559	117,138
Long-term	46,737	46,783	30,248	29,699

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement – PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Plan - PCT, in return to the obligation of repayment in shares. For these cases, there is settlement or judicial decision.

39. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$ 7,974 (R$ 7,974 on 12/31/05) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

40. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	03/31/06	03/31/05	03/31/06	03/31/05
Operating Income	72,820	116,051	34,202	37,246
Financial Expenses, Net	106,316	118,345	126,415	123,099
Depreciation	553,253	569,255	650,028	646,302
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	5,518	5,518	19,618	24,214
EBITDA	737,907	809,169	830,263	830,861

Net Operating Revenue	2,298,532	2,308,122	2,476,897	2,447,576

EBITDA Margin	32.1%	35.1%	33.5%	33.9%
(1) It does not include the amortization of special goodwill from merger recorded in the deferred charges, in the permanent assets, whose amortization expense compose the non-operating income.

41. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is approximately eighteen years.

42. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.
The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	03/31/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	3,404,058	329,456	90,647	(169,274)	3,654,887
Deductions from Gross Revenue	(1,060,866)	(106,860)	(10,857)	593	(1,177,990)
Net Operating Revenue	2,343,192	222,596	79,790	(168,681)	2,476,897
Cost of Services Rendered and Goods Sold	(1,459,615)	(214,057)	(48,002)	152,413	(1,569,261)
Gross Income	883,577	8,539	31,788	(16,268)	907,636

Operating Expenses, Net	(606,781)	(125,602)	(30,942)	16,306	(747,019)
Sale of Services	(286,100)	(96,944)	(21,094)	29,722	(374,416)
General and Administrative Expenses	(272,395)	(33,753)	(16,265)	4,441	(317,972)
Other Operating Expenses, Net	(48,286)	5,095	6,417	(17,857)	(54,631)

Operating Income (Loss) Before Financial Revenues (Expenses)	276,796	(117,063)	846	38	160,617

Trade Accounts Receivable	2,087,915	148,330	52,161	(145,710)	2,142,396
Inventories	4,474	75,782	-	-	80,256
Fixed Assets, Net	6,422,849	1,274,820	68,146	-	7,765,815

	03/31/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	3,319,273	182,531	138,978	(172,051)	3,468,731
Deductions from Gross Revenue	(953,784)	(50,886)	(16,483)	(2)	(1,021,155)
Net Operating Revenue	2,365,489	131,645	122,495	(172,053)	2,447,576
Cost of Services Rendered and Goods Sold	(1,451,322)	(185,094)	(84,858)	134,245	(1,587,029)
Gross Income	914,167	(53,449)	37,637	(37,808)	860,547

Operating Expenses, Net	(551,073)	(147,414)	(39,526)	37,811	(700,202)
Sale of Services	(285,997)	(107,331)	(24,252)	46,831	(370,749)
General and Administrative Expenses	(264,668)	(25,371)	(15,446)	1,897	(303,588)
Other Operating Expenses, Net	(408)	(14,712)	172	(10,917)	(25,865)

Operating Income (Loss) Before Financial Revenues (Expenses)	363,094	(200,863)	(1,889)	3	160,345

	12/31/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,055,750	186,143	62,918	(151,998)	2,152,813
Inventories	5,372	77,672	-	(9)	83,035
Fixed Assets, Net	6,814,782	1,339,182	70,985	-	8,224,949

43. SUBSEQUENT EVENTS

Retention of Cash and Cash Equivalents

As from April 11, 2006 Banco do Brasil made retentions in the investment funds accounts, integrating the high-liquid investments of the Company and Freelance S.A., in the amounts of R$ 91,439 and R$ 100,000, respectively, resulting in the consolidated retained amount of R$ 191,439. The retention arises from the non-compliance with certain financial indices set forth in the financing agreements that the Company maintains with BNDES, as mentioned in note 5.h. The retained amounts were the purpose of reclassification of the item cash and cash equivalents to the item of contractual retentions, note 24.

The retained amount will be normally remunerated while it remains in the block condition. The release will take place from the moment the Company resets the financial indices defined in the agreements entered into with BNDES or is successful in the adequacy of the financial covenants entered into.

Material Fact

Below there is the material fact published after March 31, 2006 concerning the Merger Agreement mentioned in note 5.i:

I – Material Fact as of May 2, 2006:

“BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A., (jointly denominated “Brasil Telecom Group”), based on Article 157 of Law 6,404/76 and on the Instruction 358/02 of CVM –Brazilian Securities and Exchange Commission, inform the reception of a correspondence via facsimile, dated as of May 2, 2006, signed by TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”).

By means of this correspondence, Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A. (jointly denominated “Companies”), were informed about the termination, by TIMINT and TIMB, of the “Merger Agreement”, entered into on April 28, 2005, among the Companies, TIMINT and TIMB. In the same correspondence, TIMINT and TIMB pointed out their supposed rights under clauses 10.3 and 11.10 of the “Merger Agreement”.

The “Merger Agreement” is the purpose of arbitration initiated by the Companies against TIMINT and TIMB, according to the Material Fact published on March 16, 2006.

Brasil Telecom Group reaffirms its commitment to maintain high transparency and corporate governance standards, as well to continue to value its investors, customers, employees and partners.

Brasília, May 2, 2006.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.”

-.-.-.-.-.-.-.-.-.-.-

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance in the Quarter

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005
1	TOTAL ASSETS	14,895,848	16,107,453
1.01	CURRENT ASSETS	4,511,621	5,271,687
1.01.01	CASH AND CASH EQUIVALENTS	846,317	1,730,083
1.01.02	CREDITS	2,142,696	2,152,813
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,142,696	2,152,813
1.01.03	INVENTORIES	80,256	83,035
1.01.04	OTHER	1,442,352	1,305,756
1.01.04.01	LOANS AND FINANCING	5,805	3,962
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	1,049,033	1,122,548
1.01.04.03	JUDICIAL DEPOSITS	33,589	31,465
1.01.04.04	CONTRACTUAL RETENTIONS	191,439	0
1.01.04.05	OTHER ASSETS	162,486	147,781
1.02	LONG-TERM ASSETS	1,458,135	1,438,299
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,458,135	1,438,299
1.02.03.01	LOANS AND FINANCING	3,300	5,211
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,236,330	1,225,631
1.02.03.03	INCOME SECURITIES	2,788	2,604
1.02.03.04	JUDICIAL DEPOSITS	146,400	137,635
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	69,317	67,218
1.03	PERMANENT ASSETS	8,926,092	9,397,467
1.03.01	INVESTMENTS	355,627	390,463
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	355,623	390,459
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,765,815	8,224,949
1.03.03	DEFERRED CHARGES	804,650	782,055

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005
2	TOTAL LIABILITIES	14,895,848	16,107,453
2.01	CURRENT LIABILITIES	4,512,940	5,363,295
2.01.01	LOANS AND FINANCING	968,666	881,158
2.01.02	DEBENTURES	554,115	608,226
2.01.03	SUPPLIERS	1,377,007	1,786,535
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	895,734	975,654
2.01.04.01	INDIRECT TAXES	821,767	776,527
2.01.04.02	TAXES ON INCOME	73,967	199,127
2.01.05	DIVIDENDS PAYABLE	61,109	376,579
2.01.06	PROVISIONS	246,457	265,134
2.01.06.01	PROVISIONS FOR CONTINGENCIES	201,701	219,639
2.01.06.02	PROVISIONS FOR PENSION PLAN	44,756	45,495
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	409,852	470,009
2.01.08.01	PAYROLL AND SOCIAL CHARGES	74,806	78,214
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	116,244	154,696
2.01.08.03	EMPLOYEE PROFIT SHARING	27,425	64,445
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	74,818	55,516
2.01.08.05	OTHER LIABILITIES	116,559	117,138
2.02	LONG-TERM LIABILITIES	4,782,173	5,146,312
2.02.01	LOANS AND FINANCING	2,626,754	2,918,841
2.02.02	DEBENTURES	500,000	500,000
2.02.03	PROVISIONS	1,072,843	1,112,684
2.02.03.01	PROVISION FOR CONTINGENCIES	412,522	430,090
2.02.03.02	PROVISION FOR PENSION PLAN	660,321	682,594
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	582,576	614,787
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	22,081	21,357
2.02.05.03	INDIRECT TAXES	257,625	294,070
2.02.05.04	TAXES ON INCOME	5,054	9,413
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	259,594	252,274
2.02.05.06	OTHER LIABILITIES	30,248	29,699
2.02.05.07	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	82,744	84,587
2.04	MINORITY INTEREST	16,361	16,652
2.05	SHAREHOLDERS’ EQUITY	5,501,630	5,496,607
2.05.01	CAPITAL	3,435,788	3,435,788
2.05.02	CAPITAL RESERVES	1,362,897	1,362,890
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	334,825	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	59,007	59,007

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 03/31/2006	4 – 12/31/2005
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,551
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	415,273	410,257

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 TO 03/31/2006	4 - 01/01/2006 TO 03/31/2006	5 – 01/01/2005 TO 03/31/2005	6 - 01/01/2005 TO 03/31/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,654,887	3,654,887	3,468,731	3,468,731
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,177,990)	(1,177,990)	(1,021,155)	(1,021,155)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,476,897	2,476,897	2,447,576	2,447,576
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,569,261)	(1,569,261)	(1,587,029)	(1,587,029)
3.05	GROSS PROFIT	907,636	907,636	860,547	860,547
3.06	OPERATING EXPENSES/REVENUES	(873,434)	(873,434)	(823,301)	(823,301)
3.06.01	SELLING EXPENSES	(374,416)	(374,416)	(370,749)	(370,749)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(317,972)	(317,972)	(303,588)	(303,588)
3.06.03	FINANCIAL	(126,415)	(126,415)	(123,099)	(123,099)
3.06.03.01	FINANCIAL INCOME	71,407	71,407	144,086	144,086
3.06.03.02	FINANCIAL EXPENSES	(197,822)	(197,822)	(267,185)	(267,185)
3.06.04	OTHER OPERATING INCOME	81,586	81,586	82,485	82,485
3.06.05	OTHER OPERATING EXPENSES	(136,217)	(136,217)	(108,350)	(108,350)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING INCOME	34,202	34,202	37,246	37,246
3.08	NON-OPERATING INCOME	(2,669)	(2,669)	(35,558)	(35,558)
3.08.01	REVENUES	6,786	6,786	14,658	14,658
3.08.02	EXPENSES	(9,455)	(9,455)	(50,216)	(50,216)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	31,533	31,533	1,688	1,688
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(25,610)	(25,610)	2,304	2,304
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 01/01/2006 TO 03/31/2006	4 - 01/01/2006 TO 03/31/2006	5 – 01/01/2005 TO 03/31/2005	6 - 01/01/2005 TO 03/31/2005
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	0	0	0	0
3.14	MINORITY INTEREST	(907)	(907)	(1,188)	(1,188)
3.15	INCOME (LOSS) FOR THE PERIOD	5,016	5,016	2,804	2,804
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY
	(THOUSAND)	541,620,181	541,620,181	541,618,899	541,618,899
	EARNINGS PER SHARE	0.00001	0.00001	0.00001	0.00001
	LOSS PER SHARE

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 1st QUARTER 2006
The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony

Plant

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Lines Installed (thousand)	10,814	10,816	-
Additional Lines Installed (thousand)	(2)	20	N.A.

Lines in Service - LES (thousand)	9,543	9,560	(0.2)
- Residential (thousand)	6,043	6,103	(1.0)
- Non-residential (thousand)	1,432	1,439	(0.5)
- Public Telephones – TUP (thousand)	295	297	(0.6)
- Prepaid (thousand)	317	314	0.9
- Hybrid (thousand)	826	783	5.5
- Other (includes PABX) (thousand)	630	624	0.9
Additional Lines in Service (thousand)	(17)	11	N.A.

Average Lines in Service - LMES (thousand)	9,552	9,555	-

LES/100 Inhabitants	22	22	(0.6)
TUP/1,000 Inhabitants	7	7	(0.6)
TUP/100 Lines Installed	3	3	1.1

Utilization Rate (in Service/Installed)	88.2%	88.4%	(0.2)p.p.

Digitalization Rate	100.0%	100.0%	-

Fixed Plant
The utilization rate was steady during 1Q06 and reached 88.2% in March. BrT has a technical reserve of nearly 1.3 million lines installed in order to immediately meet a demand increase, without the need of additional investments. At the end of 1Q06, Brasil Telecom’s plant was comprised of 10.8 million lines installed, 9.5 million of which were in service.

The participation of the hybrid terminal – LigMix – in the plant in service reached 8.7% by the end of March, compared to 8.2% in December. The hybrid terminal is available in the centers with idle capacity upon verification of customer’s default, or in marketing campaigns targeted at low income customers.

Traffic

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Exceeding Pulses (million)	2,291	2,391	(4.2)

VC-1 (million minutes)	745	802	(7.1)

Domestic Long Distance - LDN (million minutes)	1,427	1,439	(0.8)

VC-2 (million minutes)	153	146	4.3

VC-3 (million minutes)	105	101	3.5

Domestic Long Distance - LDN (million minutes)	1,427	1,439	(0.8)

Exceeding Pulses/LMES/month	80.0	83.4	(4.2)
Minutes LDN/LMES/month	26.0	28.0	(7.1)
Fixed-Mobile Minutes/LMES/month	35.0	36.6	(4.5)

Exceeding Local Pulses
In 1Q06, Brasil Telecom reached 2.3 billion exceeding pulses, representing a 4.2% reduction compared to 4Q05. This variation results from the seasonality, once the first quarter coincides with vacation and carnival period and the weighing of business days is lower than the average presented in other quarters of the year. The increase in the plant of ADSL accesses and the expansion of the mobile plant also contributed to this performance.

Long-Distance Traffic	Long-distance traffic decreased 0.8% compared to the 4Q05 and totaled 1.4 billion minutes in 1Q06. The factors that explain this reduction are the seasonality and the higher competition.

LD Market Share	Brasil Telecom closed 1Q06 with a 61.3% market share in the inter-regional segment and a 34.9% share in the international segment (quarterly average).

Brasil Telecom ended March with an average quarterly market share of 84.9% in the intra-regional segment, 2.0 p.p. higher than the 82.9% recorded in 1Q05. In the inter-regional and international segments, Brasil Telecom conquered 10.3 p.p. and 5.8 p.p., respectively, of market share in 12 months.

Mobile Telephony

Operating Data	1Q06	4Q05	1Q06/4Q05
			(%)

Customers (thousand)	2,460	2,213	11.2
Postpaid	820	693	18.4
Prepaid	1,640	1,520	7.9
Gross Additions (thousand)	399	661	(39.7)
Postpaid	152	260	(41.8)
Prepaid	247	401	(38.3)
Cancellations (thousand)	152	125	21.8
Postpaid	24	24	1.9
Prepaid	128	101	26.5
Annual Churn	26.0%	25.6%	0.3p.p.
Postpaid	12.9%	16.6%	-3.8p.p.
Prepaid	32.3%	29.4%	2.8p.p.
Customer Acquisition Cost (SAC)	137	188	(27.2)
Market Share	9.4%	8.7%	0.7p.p.
Assisted Locations	782	782	-
% Coverage	86.0%	86.0%	-0.1p.p.
Base Stations (ERBs)	2,123	2,117	0.3
Commutation and Control Centers (CCCs)	8	8	-
Employees	735	1,069	(31.2)

Mobile Accesses
BrT Móvel reached 2,460.0 thousand mobile accesses in service, representing a net addition of 247.2 thousand accesses in the quarter. This figure represents 31.4% of the target estimated for December 2006. At the end of 1Q06, BrT Móvel’s customer portfolio was 11.2% higher than that of 4Q05 and, compared to the same quarter of 2005, there was a 145.1% increase. During 12 months, BrT Móvel sold 1.9 million accesses.

Customer Base Mix
By the end of March, the mobile plant was composed of 820.2 thousand postpaid plan subscribers (33.3% of the BrT Móvel’s customer base) which showed the highest share in postpaid among the operators present in Brazil which disclose information.

Coverage	During 1Q06, BrT Móvel increased to 3,333 the number of points of sale and maintained its coverage area in 782 locations, reaching 86% of the population in the Region II.

Market Share
By the end of 1Q06, BrT Móvel reached a 9.4% market share in its operating area, compared to 4.8% in 1Q05. In the Midwest and North Regions, BrT Móvel reached an 11.9% share, surpassing the third operator.

DATA

Broadband

ADSL Accesses
During 1Q06, Brasil Telecom added 70.2 thousand accesses to its plant, amounting to 1,084.1 thousand broadband accesses in service by the end of March 2006, a 6.9% and 73.4% increase compared to 4Q05 and 1Q05, respectively.

The residential market had a 93.7% share in the total broadband accesses at the end of 1Q06, and the corporate market had a 6.3% share.

Internet Providers

BrTurbo, iG and iBest
Brasil Telecom Internet is a leader in the provision of dialed internet access in the Brazilian market and generated, by means of its three providers, 9 billion minutes in 1Q06. There are approximately 1 million customers of paid services, which include the provision of broadband access and value-added services.

iBest consolidated its position as the largest dialed access provided in the Region II, with a market share estimated at 52% in 1Q06. It is present in more than 1,800 cities, it has approximately 11 million registered users and 1.5 million active users.

iG generated, in 1Q06, a traffic of 4.6 billion minutes, being the leader in this concept in the Regions I and III. It is present in more than 1,200 cities, it has 16.2 registered users and 2.0 million active users. The customer base of broadband access of iG grew 16% compared to 2005, reaching 209 thousand customers at the end of 1Q06.

BrTurbo reached 580 thousand customers in the Region II at the end of 1Q06, a 6% growth compared to the 2005 base. Approximately 57% of broadband access customers of Brasil Telecom were subscribers of BrTurbo.

At the end of 1Q06, Brasil Telecom counted on 793 thousand broadband customers all over Brazil.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Local Service
The local service gross revenue reached R$ 1,769.1 million in 1Q06, 2.8% lower than   that recorded in 4Q05. Out of the total of the local service revenue, 70.6% came from   subscription and service measured revenue, and 28.5% represented revenues with VC-1 calls.

Gross revenue with VC-1 calls reached R$ 503.5 million in 1Q06, 3.2% lower than   the one in 4Q05, reflecting the traffic drop. The fall trend of VC-1 traffic has been   proved since the second half of 2005, as a reflection of the aggressive promotional   campaigns of mobile operators focused on mobile-mobile traffic. Compared to 1Q05,   the gross revenue with VC-1 calls was 2.4% lower, in spite of the 7.99% readjustment   in the VC-1 fee applied as from July 12, 2005.

In the first quarter, subscription gross revenue reached R$ 893.3 million, a 0.9%   reduction compared to the R$ 901.2 million recorded in 4Q05, due to the reduction of 17   thousand lines in the service plant, as well as due to the increase of 42.6 thousand hybrid   lines, whose monthly subscription of R$ 28.00 is 27.4% lower than the fee charged in   the basic plan, taking as basis the Federal District. It is important to mention a   reclassification promoted by Brasil Telecom in 1Q06, which transferred from the   subscription revenue, the revenue coming from the “Additional Franchise” plan to   the service measured.

The gross revenue with service measured totaled R$ 355.6 million in 1Q06, 5.9%   lower than the one in 4Q05, reflecting the seasonal effect of the period and the   commercialization of ADSL accesses, which caused a 4.2% drop in the volume of   exceeding pulses, and the average fee lower than the Local Basic Plan practiced in the   “Additional Franchise” plans. Compared to 1Q05, the gross revenue with service   measured was 4.5% higher, mainly due to the 7.27% fee readjustment applied as from   July 3, 2005.

Public Telephony
Public telephony gross revenue reached R$ 127.9 million in 1Q06, 12.2% lower than the revenue reached in 4Q05 and 47.1% higher than the revenue of 1Q05. The variation compared to 4Q05 is mainly explained by the 8.4% reduction in credits sales. The increase against 1Q05 was influenced by the fee readjustment of 7.37% in the credit rate of payphone card and by the launch of Brasil Virtual Cel, which transferred, in that quarter, R$ 42.6 million from the public telephony revenue to BrT Móvel. Brasil Virtual Cel was discontined in April 2005.

Long Distance
Gross revenue from LD services amounted to R$ 703.9 million in 1Q06, representing a 0.3% reduction compared to 4Q05. This performance was affected by the 0.8% drop in traffic. Compared to 1Q05, LD revenue was 6.8% lower due to the 11.7% reduction in traffic, offset by the 2.94% fee readjustment applied as from July 3, 2005.

Interconnection
Interconnection revenue in 1Q06 was R$ 108.5 million, a 26.9% and 34.1% reduction compared to 4Q05 and to 1Q05, which was due to the TU-RL drop. This fee started corresponding to 50% of the value of the local minute of the Basic Plan as from January 1, 2006. TU-RL is R$ 0.03679, against R$ 0.04548 in 4Q05.

Data Communication
In 1Q06, gross revenue from data communication and other services of the main activity added up to R$ 538.4 million, a 2.6% reduction compared to the previous quarter and a 28.0% increase compared to 1Q05. Compared to 4Q05 the performance reflects the reduction of R$ 23.9 million in the revenue coming from traffic fomentation in internet providers, which had their agreements with the other telecommunications operators renegotiated at the end of 2005. With the drop of TU- RL, the risk resulting from the interconnection regime was reduced, generating a pressure in the prices practiced. On the other hand, we point out the growth of network formation services (IP Turbo, Serviço Plus, IP Dedicado) and the 6.9% raise in ADSL accesses in service.

Mobile Telephony
In 1Q06, mobile telephony consolidated gross revenue totaled R$ 227.6 million, of which R$ 173 million referred to services and R$ 54.6 million to handsets and accessories sales. This performance represents a 9.8% reduction compared to 4Q05 and a 54.8% increase compared to 1Q05.

Compared to 4Q05 and 1Q05, the mobile telephony services gross revenue of 1Q06 surpassed by 26.6% and 73.7%, respectively, due to the increase in the customer portfolio. The gross revenue with handsets and accessories sales was 52.8% lower than the one recorded in 4Q05, for sales channels were provided by purchases made at the end of 2005.

Mobile Telephony ARPU
Total mobile telephony ARPU recorded in 1Q06 was R$ 26.6. ARPU referring to postpaid accesses was R$ 40.0 and ARPU related to prepaid was R$ 20.1. Compared to 4Q05, postpaid ARPU decreased by 7.5% due to the higher representativeness of the “Control Plan” in the total of postpaid accesses.

Consolidated Net Revenue	The consolidated net revenue of Brasil Telecom reached R$ 2,476.9 million in 1Q06, 4.4% lower than in 4Q05 and 1.2% higher than the one in 1Q05.

Costs and Expenses

Operating Costs and Expenses
In 1Q06, operating costs and expenses totaled R$ 2,316.3 million, against R$ 2,948.7 million in 4Q05 and R$ 2,287.2 million in 1Q05. The items that considerably influenced the variation of 1Q06 compared to 4Q05 were: provisions and losses (-61.8%), other (-53.8%), material (-49.2%), advertising and marketing (-68.1%) and personnel (+17.1%).

Number of Employees
At the end of 1Q06, 5,420 employees worked in the fixed telephony segment of Brasil Telecom, compared to 5,803 in the previous quarter. BrT Móvel ended 1Q06 with 735 employees, against 1,069 in 4Q05. By the end of March, 6,155 people worked in the Group, a 10.4% reduction compared to December.

Personnel
In 1Q06, personnel costs and expenses reached R$ 189.2 million, a 17.1% increase compared to the previous quarter. This variation results from indemnities due to the reduction in the staff which totaled R$ 44.1 million. In addition, personnel costs and expenses were influenced by Collective Bargaining Agreement in force as from January 2006, which resulted in an average salary adjustment of 6.0%.

Third-party Services
Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$ 540.9 million in 1Q06, 10.8% lower than the amounts assessed in the previous quarter. The variation in third-party costs and services in 1Q06 compared to 4Q05, results from:

•
Reduction of R$ 28.3 million in costs and expenses with negotiation and intermediation, due to the 39.7% drop in the volume of handsets sold in 1Q06, which generated expenses with commission of sales lower than the ones recorded in 4Q05;

	•	Reduction of R$ 4.3 million in costs and expenses with consulting; and
	•	Reduction of R$ 5.0 million in costs and expenses with call center services.

Interconnection
Interconnection costs totaled R$ 498.5 million in 1Q06, a 3.1% and 13.5% reductioncompared to 4Q05 and 1Q05, respectively. This better performance reflects the scale gain of BrT Móvel, the 19.1% drop in TU-RL and the change in the profile of VC traffic, in which VC-1 calls, responsible for the larger portion of the interconnection cost (VU-M), reduced their share compared to the total traffic.

Advertising and Marketing
Advertising & marketing expenses totaled R$ 20.4 million in 1Q06, a 68.1% reduction compared to 4Q05 resulting from the integrated communication strategy between the fixed and mobile operations and the seasonality observed in the last quarter of the year due to Christmas advertising campaigns.

Accounts Receivable Losses(PCCR)/ Operating Gross Revenue (ROB)
The Accounts Receivable Losses (PCCR) and the gross revenue ratio in 1Q06 was 3.1%, against 4.1% in 4Q05. The accounts receivable losses totaled R$ 112.8 million in 1Q06, 28.4% lower than in 4Q05. In December, Brasil Telecom made additional provisions in the amount of R$ 74 million, relating to risks of losses in accounts of customers submitted to co-billing. Not considering the extraordinary effect, PCCR of 1Q06 would have surpassed by R$ 29.4 million PCCR of 4Q05.

Provisions for Contingencies
In 1Q06, provisions for contingencies totaled R$ 75.1 million, a R$ 259.7 million reduction compared to 4Q05, when extraordinary adjustments of R$ 275 million were recorded: (i) R$ 198 million relating to probable risks resulting from judicial and administrative proceedings and (ii) R$ 77 million resulted from reversal of tax credits, specially ICMS on consumption of electric power and materials used in the plant maintenance. Not considering the extraordinary effect, the provisions for contingencies accounted in 1Q06 surpassed by R$ 15.3 million the ones of the previous quarter, reflecting updates in the judicial proceedings in course.

Materials
Material costs and expenses totaled R$ 83.9 million in 1Q06, a 49.2% reduction compared to 4Q05, mainly explained by the 39.7% reduction in the number of cell phones sold in the period. Material costs and expenses of BrT Móvel totaled R$ 60.8 million, representing 72.6% of the total material costs and expenses recorded by the Group.

Other Operating Costs and Expenses/Revenues
Other operating costs and expenses amounted to R$ 126.0 million in 1Q06, a 53.8% reduction compared to 4Q05. In 4Q05, provisions which totaled R$ 210 million were made, R$ 171 million of which was related to adjustments in actuarial calculations and R$ 39.4 million referring, mainly, to provisions related to the change in the calculation base of FUST (Fund for Universalization of Telecommunications Service). Not considering the extraordinary effect, other operating costs and expenses in 1Q06 were R$ 63.5 million worse compared to the previous quarter. This difference results from agreements entered into in 4Q05 with operators of the sector, as well from the reception of bonus arising from the achievement of cell phone sales targets in the same quarter. In 1Q06, R$ 17.0 million referring to burden resulting from the postponement of concession agreements was recorded, equivalent to 2% , every two years, of the STFC revenue, net of taxes and social contributions.

EBITDA

R$ 830.3 million EBITDA
Brasil Telecom’s consolidated EBITDA was R$ 830.3 million in 1Q06. The consolidated EBITDA margin reached 33.5% in 1Q06. In 4Q05, the adjusted EBITDA reached R$ 874.9 million, representing an adjusted EBITDA margin of 33.8%.

EBITDA of BrT Móvel stood negative at R$ 40.3 million in 1Q06, representing a negative EBITDA margin of 18.1%. Despite of not being a mature operation yet, the performance of BrT Móvel in 1Q06 was a lot higher than the one observed in the previous quarter, due to the increase in the subscriber base, lower customer acquisition cost and lower negotiation, intermediation, advertising and marketing expenses.

Indebtedness

Total Debt	By the end of March 2006, Brasil Telecom’s consolidated gross debt totaled R$ 4,649.5 million, 5.3% lower than that registered by the end of December.

Net Debt
Brasil Telecom closed 1Q06 with a cash of R$ 1,031.5 million, against R$ 1,730.1 million at the end of December. The variation results, mainly, from the payment of interest on shareholders’ equity (JSCP) in the amount of R$ 386.4 million on January 13, 2006 and from the payment of R$ 408.6 million to suppliers. The consolidated net debt totaled R$ 3,618.1 million, 13.8% higher than that recorded in December 2005.

Long-term debt	In March, 67.2% of the total debt was allocated in the long term.

Accumulated Cost of Debt	The Company’s consolidated debt had in 1Q06 an accumulated cost of 9.5% p.a., equivalent to 57.0% of the CDI.

Financial Leverage	At the end of March 2006, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 65.8%, against 57.8% in the previous quarter.

Investments

	R$ Million

Investments in Permanent Assets	1Q06	4Q05	1Q06/4Q05
			(%)

Network Expansion	99.5	349.2	(71.5)
- Conventional Telephony	0.3	111.3	(99.7)
- Transmission Backbone	2.4	42.5	(94.3)
- Data Network	33.9	170.7	(80.1)
- Intelligent Network	0.7	9.0	(92.1)
- Network Management Systems	0.4	12.9	(97.0)
- Other Investments in Network Expansion	61.7	2.9	N.A.
Network Operation	50.9	105.7	(51.9)
Public Telephony	1.4	1.3	9.1
Information Technology	8.5	78.8	(89.2)
Expansion Personnel	26.9	22.1	21.5
Other	22.3	21.0	6.2

Subtotal	209.4	578.1	(63.8)

Expansion Financial Expenses	-	7.1	(100.0)

Fixed Telephony Total	209.4	585.2	(64.2)

BrT Celular	5.2	197.6	(97.4)

Mobile Telephony Total	5.2	197.6	(97.4)

Total Investment	214.6	782.8	(72.6)

Investments in permanent assets	In 1Q06, Brasil Telecom investments totaled R$ 214.6 million, of which R$ 209.4 million were invested in fixed telephony, and R$ 5.2 million in mobile telephony. Compared to 4Q05, investments had a 72.6% reduction, but they are according to the investment schedule estimated for 2006.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES
1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	29.68
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		2,422		2,237

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	7.05
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		403		388

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	3.21
COMMERCIAL, MANUFACTURING AND OTHER		321,150		321,150

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	-0.34
COMMERCIAL, MANUFACTURING AND OTHER		123,300		123,300

05	SANTA BÁRBARA DO CERRADO S.A.	04.011.999/0001-25	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

06	SANTA BÁRBARA DO PANTANAL S.A.	04.014.059/0001-90	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

07	SANTA BÁRBARA DOS PINHAIS	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

08	SANTA BÁRBARA DOS PAMPAS	03.979.744/0001-98	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, MANUFACTURING AND OTHER		1		1

09	BRASIL TELECOM SCS ( BERMUDA ) LTD.	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	79.47	5.57
COMMERCIAL, MANUFACTURING AND OTHER		196,157		196,157

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 03/31/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,281,925,717	99.07	130,087,716,548	42.55	377,369,642,265	67.96
Management
Board of Directors	11	0.00	80,471,465	0.03	80,471,476	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	2	0.00	-	0.00	2	0.00
Treasury Shares	-	-	13,678,100,000	4.47	13,678,100,000	2.46
Other Shareholders	2,315,123,811	0.93	161,854,943,276	52.95	164,170,067,087	29.57
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,315,123,825	0.93	161,935,414,741	52.97	164,250,538,566	29.58

As of 03/31/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,282,704,511	99.07	119,412,045,437	39.06	366,694,749,948	66.04
Management
Board of Directors	197	0.00	458,309,866	0.15	458,310,063	0.08
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	418,154	0.00	383,324	0.00	801,478	0.00
Treasury Shares	-	-	13,679,382,322	4.47	13,679,382,322	2.46
Other Shareholders	2,313,926,641	0.93	172,151,110,067	56.32	174,465,036,708	31.42
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,314,345,031	0.93	172,609,803,530	56.46	174,924,148,561	31.50

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 03/31/2006)

The shareholders, who directly on indirectly, hold more than 5% of the voting capital of the Company, are as follows:

In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,381	99.07	116,685,184	38.17	363,961,565	65.54
Treasury Shares	-	-	-	-	13,678,100	4.47	13,678,100	2.46
Other	-	-	2,320,669	0.93	175,337,947	57.36	177,658,616	32.00
Total	-	-	249,597,050	100.00	305,701,231	100.00	555,298,281	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	57,299,045	42.76	222,096,563	96.59	279,395,608	76.76
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,988	61.98	-	-	1,318,229,988	61.98
Telecom Italia International N.V.	-	Italian	808,259,998	38.00	-	-	808,259,998	38.00
Other	-	-	23	0.00	-	-	23	0.00
Total	-	-	2,127,000,000	100.00	-	-	2,127,000,000	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,050,065,875	100.00	341,898,149	100.00	1,391,964,024	100.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,050,065,878	100.00	341,898,149	100.00	1,391,964,027	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.269	-	-	92,713,711	6.269
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.239	-	-	33,106,348	2.239
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.039	-	-	571,411	0.039
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	-	-	55,903,360	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.333	-	-	285,901,442	19.333
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,295	68.282	-	-	1,009,796,295	68.282
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.02	-	-	302,945	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,919	0.028	-	-	419,919	0.028
Opportunity Fund	-	Virgin Islands	69,587	0.005	-	-	69,587	0.005
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0	-	-	14	0
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.003	-	-	37,778	0.003
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.002	-	-	35,417	0.002
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0	-		1	0
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0	-	-	1	0
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0	-	-	2	0
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0	-	-	1	0
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0	-	-	1	0
Kevin Michael Altit	842.326.847-00	Brazilian	1	0	-	-	1	0
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0	-	-	2	0
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0	-	-	1	0
Total	-	-	1,478,858,237	100.00	-	-	1,478,858,237	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.850	-	-	552,668,015	45.850
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.473	-	-	511,953,674	42.473
Opportunity Fund	-	Virgin Islands	108,497,504	9.001	-	-	108,497,504	9.001
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.386	-	-	28,765,247	2.386
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.288	-	-	3,475,631	0.288
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.002	-	-	9,065	0.002
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.000	-	-	2	0.000
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.000	-	-	15	0.000
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.000	-	-	603	0.000
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.000	-	-	90	0.000
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.000	-	-	2	0.000
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.000	-	-	2	0.000
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.000	-	-	431	0.000
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.000	-	-	2	0.000
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.000	-	-	3	0.000
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.000	-	-	3	0.000
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.000	-	-	1	0.000
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.000	-	-	1	0.000
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.000	-	-	1	0.000
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.000	-	-	1	0.000
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.000	-	-	1	0.000
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.000	-	-	1	0.000
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.000	-	-	1	0.000
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.000	-	-	1	0.000
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

-,-,-,-,-,-,-,-,-,-,-,-,-,-

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Brasil Telecom S.A.
Brasília – DF

1.	We have performed a special review of the accompanying interim financial statements of Brasil Telecom S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of March 31, 2006, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We conducted our special review for the purpose of issuing a special review report on the mandatory interim financial statements. Supplemental disclosure of cash flow information is presented for purposes of additional analysis. Such supplemental information for the quarter ended March 31, 2006 has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, is fairly presented, in all material respects, in relation to the interim financial statements taken as a whole.

5.	The balance sheets as of December 31, 2005, presented for comparative purposes, were audited by other independent auditors, whose report thereon, dated March 27, 2006, was unqualified and contained an emphasis of matter paragraph regarding the agreement entered into on April 28, 2005, establishing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A. In addition, the statements of income and cash flows for the quarter ended March 31, 2005, presented for comparative purposes, were reviewed by other independent auditors, whose special review report thereon, dated May 5, 2005, was unqualified and contained an emphasis of matter paragraph regarding the publication in the Official Gazette on April 14, 2005 of the decision rendered by the Board of Directors of the National Telecommunications Agency (ANATEL), which approved (i) the replacement of fund managers and administrators, who have an indirect interest in the entity that controls Brasil Telecom Participações S.A. (parent company of Brasil Telecom S.A.) and Brasil Telecom S.A., and (ii) changes arising from shareholders’ agreements entered into by the controlling group’s investors, under dispute by investors that belong to the controlling group of Brasil Telecom S.A. and its parent company Brasil Telecom Participações S.A., as well as an emphasis of matter paragraph related to the same matter mentioned in the emphasis of matter paragraph of the independent auditors’ report on the balance sheet as of December 31, 2005.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 12, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antônio Brandão Simurro
Auditores Independentes	Engagement Partner

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	01
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	01
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	01
01	04	REFERENCE/ INDEPENDENT ACCOUNTANT	01
01	05	COMPOSITION OF ISSUED CAPITAL	02
01	06	COMPANY’S CHARACTERISTICS	02
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	02
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	02
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	03
01	10	INVESTOR RELATIONS OFFICER	03
02	01	BALANCE SHEET – ASSETS	04
02	02	BALANCE SHEET – LIABILITIES	05
03	01	STATEMENT OF INCOME	07
04	01	NOTES TO THE FINANCIAL STATEMENTS	09
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	66
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	67
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	68
07	01	CONSOLIDATED STATEMENT OF INCOME	70
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	72
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	81
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	83
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED	86
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A
		SANTA BÁRBARA DO CERRADO S.A.
		SANTA BÁRBARA DO PANTANAL S.A.
		SANTA BÁRBARA DOS PINHAIS
		SANTA BÁRBARA DOS PAMPAS
		BRASIL TELECOM SCS (BERMUDA) LTD.	/87

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer